FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 29, 2004, Series 2004-R10	333-118137

Name of Person Filing the Document
(If Other than the Registrant)

04044633

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 29, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

FANNIE MAE TERM SHEET

$1,128,240,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates Series 2004-R10

September 15, 2004

Ameriquest Mortgage Securities Inc.

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Deutsche Bank

Disclaimer

The analysis in this report is based on information provided by Ameriquest Mortgage Securities Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

AN INVESTOR OR POTENTIAL INVESTOR IN THE CERTIFICATES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PERSON OR ENTITY) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION (AS DEFINED IN UNITED STATES TREASURY REGULATION SECTION 1.6011-4) AND ALL RELATED MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO SUCH PERSON OR ENTITY. HOWEVER, SUCH PERSON OR ENTITY MAY NOT DISCLOSE ANY OTHER INFORMATION RELATING TO THIS TRANSACTION UNLESS SUCH INFORMATION IS RELATED TO SUCH TAX TREATMENT AND TAX STRUCTURE.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 15, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R10

$1,128,240,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/ Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-1	1,128,240,000	FLT/SNR	2.67 / 2.90	1 - 85 / 1 - 197	0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
Non Offered Certificates									
A-2	65,020,000	FLT/SEQ/SNR	Not Offered		0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
A-3	203,760,000	FLT/SEQ/SNR	Not Offered		0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
A-4	13,130,000	FLT/SEQ/SNR	Not Offered		0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate									
A-2	281,910,000	FLT/PT/SNR	Not Offered		0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
M-1	53,550,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	AA+/Aa1/AA+	13.90%
M-2	45,900,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	AA/Aa2/AA	11.20%
M-3	29,750,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	AA-/Aa3/AA-	9.45%
M-4	21,250,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	A+/A1/A+	8.20%
M-5	25,500,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	A/A2/A	6.70%
M-6	21,250,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	A-/A3/A-	5.45%
M-7	17,000,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	BBB+/Baa1/BBB+	4.45%
M-8	15,300,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	BBB/Baa2/BBB	3.55%
M-9	14,450,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	BBB-/Baa3/BBB-	2.70%
M-10	17,000,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	BB+/Ba1/BB+	1.70%
CE		N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a Certificate Insurance Policy issued by the Certificate Insurer.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 1/11th of 22% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town and Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Certificate Insurer:	Assured Guaranty Corp. will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only (the "Certificate Insurance Policy"). The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
Lead Underwriter:	Deutsche Bank Securities Inc.
Co-Managers:	Banc of America Securities LLC and Goldman, Sachs & Co.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Collateral:

Mortgage Loans:

As of the Collateral Selection Date, 7,908 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,300,000,377. References to percentages or balances herein are with respect to the Collateral Selection Date Initial Mortgage Loans and are based on the aggregate scheduled principal balance of such Initial Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Initial Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Initial Mortgage Loans: 7,153 Adjustable-Rate and Fixed-Rate Initial Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,040,115,456 and with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Initial Mortgage Loans: 755 Adjustable-Rate and Fixed-Rate Initial Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $259,884,921 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Initial Mortgage Loans identified on the Collateral Selection Date will be deleted and other Mortgage Loans will be included in the pool of Initial Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Initial Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Initial Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Initial Mortgage Loans set forth in Part IV will vary.

In addition, on the Closing Date, the Trustee will deposit, in the aggregate, approximately $320,035,131 and $79,964,492 from the sale of proceeds of the Certificates into the Group I Pre-Funding Account and the Group II Pre-Funding Account, respectively (collectively, the "Pre-Funding Accounts").

Pre-Funding Accounts:

The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate mortgage loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including the 90th day following the Closing Date (the "Funding Period"). The Initial Mortgage Loans and the Subsequent Mortgage Loans (collectively, the "Mortgage Loans") will have an aggregate principal balance as of the Cut-Off Date of approximately $1,700,000,000. Any amounts remaining in the Pre-Funding Accounts at the end of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates, as applicable.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Dates:

Cut-off Date:	The close of business on October 1, 2004.
Collateral Selection Date:	September 2, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in November 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of September 13, 2004.
Expected Closing Date:	On or about October 7, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Offered Certificates:	Class A-1 Certificates.
Non-Offered Certificates:	Class A Certificates (other than the Class A-1 Certificates), Class M Certificates, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3 and Class A-4 Certificates, which evidence interests in the Group II Mortgage Loans.
Sequential Pay Certificates:	Class A-2, Class A-3 and Class A-4 Certificates.
Insured Certificates:	Class A-1 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Once the aggregate balance of the Pre-Funding Accounts has been reduced to zero, the Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.00125% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date provided that the consent of the Certificate Insurer will be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.
Credit Enhancement:	Excess Interest. *Overcollateralization* ("OC"). Subordination. Certificate Insurance Policy (for the Class A-1 Certificates only).
Initial Overcollateralization Target Percentage:	Approximately 1.70%.
Overcollateralization Floor:	The sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date multiplied by 0.50%.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans and any remaining funds in the Pre-Funding Accounts.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	17.05	2x Initial CE%
M-1	13.90	2x Initial CE%
M-2	11.20	2x Initial CE%
M-3	9.45	2x Initial CE%
M-4	8.20	2x Initial CE%
M-5	6.70	2x Initial CE%
M-6	5.45	2x Initial CE%
M-7	4.45	2x Initial CE%
M-8	3.55	2x Initial CE%
M-9	2.70	2x Initial CE%
M-10	1.70	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) and any remaining funds in the Pre-Funding Accounts over (b) the sum of the aggregate Certificate Principal Balances of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount and the Certificate Insurance Policy does not cover any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group I Certificates	29	December 2004
Group II Certificates	29	December 2004
M	29	December 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of Subsequent Mortgage Loans; (v) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period and (vi) in the case of the Class A-1 Certificates only, any amounts paid under the Certificate Insurance Policy.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be paid sequentially to the Class A-2, Class A-3 and Class A-4 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage and then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
November 2007 through October 2008	[3.00]%
November 2008 through October 2009	[4.75]%
November 2009 through October 2010	[6.00]%
November 2010 and thereafter	[6.75]%

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium for the Insured Certificates from the Group I Mortgage Loans.

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date, first, from its related loan group and then from the other loan group(s).

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay the Certificate Insurer, from the Group I Mortgage Loans, any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group I Certificates

Period	Group I Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	1,121,386,365.65	5.51	9.67
3	1,112,720,026.49	6.63	9.67
4	1,100,784,586.87	6.63	9.67
5	1,086,504,107.92	7.37	9.67
6	1,069,901,780.02	6.63	9.67
7	1,051,013,100.75	6.86	9.67
8	1,029,886,004.45	6.63	9.67
9	1,006,586,067.83	6.86	9.67
10	981,434,522.78	6.63	9.67
11	954,639,489.83	6.63	9.67
12	926,311,552.13	6.86	9.67
13	898,070,244.11	6.63	9.67
14	870,041,039.90	6.86	9.67
15	842,229,478.14	6.63	9.67
16	815,121,552.43	6.63	9.67
17	788,699,382.21	7.37	9.67
18	762,945,543.28	6.63	9.67
19	737,843,056.17	6.86	9.67
20	713,375,374.71	6.62	9.67
21	689,526,374.94	6.86	9.67
22	666,280,344.31	6.62	9.67
23	643,146,984.56	6.64	9.67
24	596,593,064.37	8.00	9.67
25	553,096,001.76	7.70	9.67
26	512,421,161.98	7.94	9.67
27	467,178,182.25	8.06	9.67
28	441,483,520.99	8.05	9.67
29	417,000,705.39	8.95	9.67
30	393,658,691.52	8.56	9.67

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1	Average Life (yrs)	18.56	5.08	3.53	2.67	2.07	1.63
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	345	168	115	85	66	52

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1	Average Life (yrs)	18.61	5.44	3.82	2.90	2.25	1.74
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	321	254	197	157	129
	Prin Pmt Window (mos)	359	321	254	197	157	129

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	7.19	9.05	67	7.37	11.09
2	5.84	10.00	35	7.19	9.05	68	7.13	10.71
3	6.96	10.00	36	7.43	9.88	69	7.36	11.06
4	6.96	10.00	37	7.19	9.55	70	7.12	10.69
5	7.70	10.00	38	7.43	9.86	71	7.12	10.67
6	6.96	10.00	39	7.19	9.71	72	7.36	11.01
7	7.19	10.00	40	7.18	9.70	73	7.12	10.65
8	6.96	10.00	41	7.68	10.37	74	7.35	10.99
9	7.19	10.00	42	7.18	10.20	75	7.11	10.62
10	6.96	10.00	43	7.41	10.53	76	7.11	10.60
11	6.96	10.00	44	7.17	10.18	77	7.87	11.73
12	7.19	10.00	45	7.41	10.68	78	7.11	10.58
13	6.96	10.00	46	7.17	10.33	79	7.34	10.91
14	7.19	10.00	47	7.17	10.32	80	7.10	10.55
15	6.96	10.00	48	7.40	11.17	81	7.34	10.89
16	6.96	10.00	49	7.16	10.80	82	7.10	10.52
17	7.70	10.00	50	7.40	11.15	83	7.10	10.51
18	6.96	10.00	51	7.16	10.94	84	7.33	10.84
19	7.19	10.00	52	7.16	10.93	85	7.09	10.48
20	6.95	10.00	53	7.92	12.09	86	-	10.81
21	7.19	10.00	54	7.15	10.90			
22	6.95	10.00	55	7.39	11.25			
23	6.96	10.00	56	7.15	10.88			
24	7.40	10.00	57	7.39	11.23			
25	7.15	10.00	58	7.15	10.85			
26	7.38	10.00	59	7.14	10.84			
27	7.21	10.00	60	7.38	11.18			
28	7.21	10.00	61	7.14	10.81			
29	7.97	10.00	62	7.38	11.16			
30	7.20	10.00	63	7.14	10.78			
31	7.44	9.19	64	7.13	10.77			
32	7.20	8.88	65	7.90	11.91			
33	7.44	9.36	66	7.13	10.74			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.77875% and 2.06000% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	219	1.7788	2.0600	219
2	360	1.8725	2.1634	351
3	485	1.9908	2.2601	464
4	485	2.0955	2.3488	453
5	507	2.2464	2.4293	464
6	485	2.3677	2.5069	425
7	492	2.3518	2.5690	436
8	485	2.4775	2.6534	414
9	492	2.5149	2.7200	420
10	484	2.5389	2.7972	407
11	484	2.7203	2.8893	388
12	491	2.7432	2.9544	396
13	483	2.8220	3.0288	377
14	490	2.9004	3.1081	380
15	482	2.9744	3.1815	361
16	482	3.0519	3.2571	353
17	504	3.1296	3.3342	381
18	481	3.1990	3.4072	338
19	488	3.2725	3.4816	342
20	480	3.3470	3.5415	322
21	487	3.4176	3.5979	328
22	479	3.4910	3.6565	307
23	479	3.5638	3.7113	302
24	511	3.6362	3.7638	413
25	502	3.6301	3.8172	397
26	508	3.6898	3.8752	401
27	508	3.7553	3.9376	419
28	506	3.8196	4.0038	411
29	529	3.8784	4.0608	448
30	504	3.9370	4.1225	430
31	511	3.9963	4.1824	438
32	503	4.0560	4.2093	416
33	510	4.1180	4.2339	436

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
34	501	4.1778	4.2577	414
35	500	4.2322	4.2769	408
36	507	4.2916	4.2980	427
37	498	4.1565	4.3103	423
38	507	4.2021	4.3554	432
39	501	4.2493	4.4010	417
40	503	4.2959	4.4481	413
41	518	4.3434	4.4911	441
42	503	4.3883	4.5403	417
43	511	4.4294	4.5804	429
44	504	4.4713	4.6063	408
45	511	4.5147	4.6327	423
46	503	4.5569	4.6566	402
47	503	4.6012	4.6804	397
48	511	4.6379	4.7048	418
49	503	4.5860	4.7224	405
50	510	4.6243	4.7594	418
51	502	4.6610	4.7973	399
52	502	4.6962	4.8311	395
53	525	4.7334	4.8659	442
54	502	4.7667	4.9022	397
55	509	4.8000	4.9351	410
56	501	4.8357	4.9568	388
57	509	4.8701	4.9795	405
58	501	4.9008	4.9982	383
59	501	4.9347	5.0203	379
60	508	4.9654	5.0379	400
61	500	4.9288	5.0532	385
62	508	4.9587	5.0825	399
63	500	4.9874	5.1116	379
64	500	5.0188	5.1392	375
65	523	5.0478	5.1692	427
66	499	5.0708	5.1942	376

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
67	507	5.0983	5.2212	391
68	499	5.1256	5.2392	369
69	507	5.1524	5.2554	386
70	499	5.1772	5.2704	364
71	498	5.2031	5.2875	361
72	506	5.2286	5.3011	382
73	499	5.2003	5.3132	365
74	507	5.2239	5.3378	382
75	499	5.2448	5.3583	362
76	499	5.2691	5.3806	360
77	523	5.2915	5.4031	414
78	500	5.3098	5.4232	361
79	508	5.3330	5.4445	378
80	500	5.3533	5.4532	357
81	508	5.3729	5.4608	375
82	501	5.3940	5.4678	354
83	501	5.4139	5.4754	352
84	509	5.4323	5.4813	372
85	502	5.3814	5.4857	358
86	N/A	5.3992	5.5038	376

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.77875% and 2.06000% respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of September 14, 2004.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date (except in the case of Debt-to-Income and FICO, which are determined at origination). Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	7,153	
Aggregate Current Principal Balance:	$1,040,115,456	$50,537 - $499,723
Average Current Principal Balance:	$145,410	
Aggregate Original Principal Balance:	$1,041,199,501	$60,000 - $499,999
Average Original Principal Balance:	$145,561	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Mortgage Rate:	7.724%	5.750% - 12.900%
Wtd. Avg. Original Term to Maturity (months):	351	120 – 360
Wtd. Avg. Remaining Term to Maturity (months):	349	116 – 360
Wtd. Avg. Margin (ARM Loans Only):	6.134%	3.000% - 8.529%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.826%	11.750% - 18.900%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.826%	5.750% - 12.900%
Wtd. Avg. Original LTV:	74.36%	7.38% - 95.00%
Wtd. Avg. Borrower FICO:	601	500 – 814
Geographic Distribution (Top 5):	CA 16.35%	
	FL 9.91%	
	NY 9.34%	
	NJ 9.25%	
	TX 7.54%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	5,545	$832,088,195.61	80.00	355	40.58	7.826	583	73.91
Fixed	1,608	208,027,260.80	20.00	325	37.65	7.318	672	76.17
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,505	$194,450,429.00	18.68	337	37.81	8.329	597	71.13
100,000.01 - 150,000.00	1,972	243,565,070.00	23.39	346	39.37	7.783	603	74.79
150,000.01 - 200,000.00	1,136	198,369,026.00	19.05	352	40.21	7.603	601	74.06
200,000.01 - 250,000.00	699	156,515,954.00	15.03	356	40.77	7.568	595	75.39
250,000.01 - 300,000.00	523	143,468,962.00	13.78	355	41.47	7.413	599	75.45
300,000.01 - 350,000.00	273	86,949,762.00	8.35	356	41.52	7.312	610	77.43
350,000.01 - 400,000.00	28	10,498,550.00	1.01	359	45.33	7.588	616	74.78
400,000.01 - 450,000.00	13	5,421,750.00	0.52	359	44.29	7.656	613	73.61
450,000.01 - 500,000.00	4	1,959,998.00	0.19	359	32.27	7.062	662	75.53
Total:	**7,153**	**$1,041,199,501.00**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,508	$194,530,080.46	18.70	337	37.82	8.330	597	71.09
100,000.01 - 150,000.00	1,969	242,984,313.25	23.36	346	39.37	7.782	603	74.82
150,000.01 - 200,000.00	1,137	198,362,071.15	19.07	353	40.22	7.604	601	74.04
200,000.01 - 250,000.00	698	156,174,926.87	15.02	356	40.76	7.567	595	75.41
250,000.01 - 300,000.00	524	143,628,870.59	13.81	354	41.50	7.411	599	75.45
300,000.01 - 350,000.00	273	86,919,786.67	8.36	357	41.46	7.316	610	77.39
350,000.01 - 400,000.00	27	10,139,287.92	0.97	359	45.72	7.585	617	74.97
400,000.01 - 450,000.00	13	5,417,741.59	0.52	359	44.29	7.656	613	73.61
450,000.01 - 500,000.00	4	1,958,377.91	0.19	359	32.27	7.063	662	75.53
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	39	$3,687,100.19	0.35	119	34.37	7.516	687	71.62
121 - 180	294	29,492,333.41	2.84	179	36.99	7.558	647	71.61
181 - 240	245	27,469,204.12	2.64	239	39.04	7.528	640	74.87
241 - 300	44	5,865,821.16	0.56	299	35.59	7.109	689	74.23
301 - 360	6,531	973,600,997.53	93.61	359	40.16	7.739	597	74.44
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	147	$29,486,478.36	2.83	351	37.32	5.909	673	72.87
6.000 - 6.499	460	86,501,095.96	8.32	350	38.48	6.289	655	75.80
6.500 - 6.999	1,357	223,207,303.00	21.46	347	38.60	6.776	639	76.26
7.000 - 7.499	795	124,425,352.39	11.96	346	39.42	7.265	609	75.56
7.500 - 7.999	1,672	242,716,611.58	23.34	350	40.73	7.758	584	73.92
8.000 - 8.499	593	77,157,911.05	7.42	349	41.37	8.259	577	73.07
8.500 - 8.999	1,021	132,423,115.43	12.73	351	41.12	8.750	567	73.47
9.000 - 9.499	347	40,349,107.57	3.88	354	41.48	9.231	560	71.86
9.500 - 9.999	448	51,629,181.77	4.96	355	40.92	9.752	548	71.59
10.000 - 10.499	123	13,513,065.08	1.30	351	42.29	10.250	551	71.46
10.500 - 10.999	130	13,082,425.55	1.26	356	41.19	10.727	554	71.55
11.000 - 11.499	26	2,535,664.99	0.24	359	41.70	11.275	551	72.04
11.500 - 11.999	24	2,063,974.37	0.20	359	40.19	11.692	557	71.92
12.000 - 12.499	5	322,139.53	0.03	359	34.50	12.240	553	65.58
12.500 - 12.999	5	702,029.78	0.07	359	38.72	12.745	543	81.42
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	35	$2,956,267.34	0.28	341	36.72	8.281	613	19.93
25.01 - 30.00	27	2,825,307.43	0.27	343	36.54	7.670	614	27.52
30.01 - 35.00	46	4,716,254.17	0.45	326	38.50	7.805	605	33.20
35.01 - 40.00	89	9,121,277.07	0.88	332	38.74	7.933	612	37.80
40.01 - 45.00	100	12,221,751.34	1.18	348	39.50	7.903	597	42.88
45.01 - 50.00	142	17,922,782.82	1.72	349	38.45	7.694	605	47.78
50.01 - 55.00	186	24,553,762.45	2.36	342	37.38	7.683	593	52.89
55.01 - 60.00	462	61,303,462.22	5.89	349	40.13	8.228	563	58.32
60.01 - 65.00	428	58,666,320.15	5.64	350	39.69	7.842	585	63.07
65.01 - 70.00	617	94,222,719.26	9.06	350	40.38	7.719	586	67.88
70.01 - 75.00	1,590	223,289,400.02	21.47	352	40.96	8.036	571	73.77
75.01 - 80.00	1,501	220,358,470.42	21.19	347	39.23	7.482	612	78.66
80.01 - 85.00	986	162,919,609.42	15.66	354	40.55	7.522	608	83.37
85.01 - 90.00	842	130,328,354.94	12.53	347	39.87	7.592	651	88.94
90.01 - 95.00	102	14,709,717.36	1.41	344	39.08	7.199	684	93.70
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	650	$83,977,625.67	8.07	357	42.84	8.777	510	67.16
520 - 539	910	131,128,115.05	12.61	354	42.33	8.448	529	70.48
540 - 559	853	123,461,898.35	11.87	356	41.15	8.200	550	71.86
560 - 579	738	112,372,825.14	10.80	355	40.07	7.876	569	73.68
580 - 599	608	88,313,521.24	8.49	355	40.43	7.730	589	74.40
600 - 619	722	111,412,632.44	10.71	351	39.43	7.523	609	76.02
620 - 639	709	101,099,388.46	9.72	348	39.01	7.398	629	77.91
640 - 659	570	88,694,984.22	8.53	343	38.41	7.179	649	78.56
660 - 679	462	66,796,024.88	6.42	338	38.62	7.101	669	77.68
680 - 699	368	53,231,770.32	5.12	334	38.38	6.941	689	77.53
700 - 719	218	31,998,066.89	3.08	337	37.56	6.930	708	78.77
720 - 739	121	16,303,302.62	1.57	340	36.81	6.770	729	79.80
740 - 759	93	12,747,476.10	1.23	325	35.85	6.743	749	75.95
760 - 779	80	11,620,236.28	1.12	330	36.41	6.641	769	70.56
780 - 799	45	6,216,491.62	0.60	338	34.47	6.819	787	71.77
800 >=	6	741,097.13	0.07	339	44.64	6.349	806	74.64
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	409	$52,056,581.91	5.00	347	15.19	7.610	614	72.80
20.01 - 25.00	402	51,231,052.20	4.93	341	23.25	7.641	616	71.90
25.01 - 30.00	642	83,932,898.61	8.07	345	28.11	7.606	609	73.70
30.01 - 35.00	823	110,393,233.19	10.61	348	33.12	7.612	613	74.72
35.01 - 40.00	1,088	157,243,771.50	15.12	348	38.11	7.651	603	75.03
40.01 - 45.00	1,344	204,639,821.75	19.67	349	43.08	7.634	605	74.51
45.01 - 50.00	1,830	287,104,592.29	27.60	352	48.10	7.723	603	75.65
50.01 - 55.00	615	93,513,504.96	8.99	355	53.29	8.397	543	71.35
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	860	$170,091,240.33	16.35	355	40.77	7.292	599	71.18
Florida	844	103,110,015.17	9.91	349	40.55	7.662	590	74.96
New York	461	97,151,230.32	9.34	353	40.86	7.789	608	71.85
New Jersey	560	96,254,467.30	9.25	354	41.27	8.164	601	75.46
Texas	760	78,461,898.13	7.54	334	38.39	8.008	607	76.35
Massachusetts	297	60,492,437.75	5.82	356	40.94	7.409	599	69.76
Maryland	240	39,681,535.13	3.82	353	39.26	7.765	591	75.45
Illinois	231	33,009,240.82	3.17	354	40.40	8.426	591	74.22
Michigan	255	27,481,849.53	2.64	353	39.69	7.860	596	76.73
Pennsylvania	239	27,385,629.34	2.63	337	40.50	7.692	613	75.35
Connecticut	151	24,769,889.19	2.38	351	40.60	7.671	594	72.48
Minnesota	161	23,576,015.46	2.27	350	39.02	7.695	605	76.95
Rhode Island	124	22,176,100.54	2.13	354	41.20	7.312	600	73.49
Ohio	170	19,457,991.96	1.87	354	38.42	7.665	600	82.88
Wisconsin	167	18,362,066.79	1.77	346	40.41	8.098	618	77.24
Nevada	91	17,382,654.48	1.67	354	41.63	7.428	590	74.01
Georgia	136	15,776,799.60	1.52	341	39.19	8.685	596	76.49
Washington	99	14,732,979.23	1.42	354	38.94	7.301	607	76.84
Indiana	135	14,150,451.08	1.36	329	37.05	7.552	610	77.43
Colorado	88	13,715,564.80	1.32	355	39.68	7.577	606	73.63
Tennessee	113	11,778,432.52	1.13	339	36.15	7.900	599	78.30
Missouri	106	10,904,953.55	1.05	334	37.28	7.630	602	77.77
Arizona	84	10,248,760.22	0.99	353	38.66	7.515	608	77.31
New Hampshire	65	10,053,263.06	0.97	350	37.89	7.692	598	71.52
Alabama	100	9,718,782.64	0.93	335	37.28	8.176	621	78.71
Maine	62	8,270,814.68	0.80	349	39.92	7.614	613	73.91

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Louisiana	75	$7,804,368.57	0.75	350	38.08	7.895	601	75.82
Mississippi	63	6,348,169.05	0.61	333	35.93	8.082	608	82.68
Oklahoma	59	5,432,494.32	0.52	346	41.67	7.834	595	78.91
Hawaii	23	5,167,382.40	0.50	359	35.91	7.249	601	73.44
North Carolina	51	5,045,914.62	0.49	330	35.80	8.674	608	78.56
Utah	35	4,720,849.45	0.45	338	36.54	6.875	635	79.95
Delaware	32	4,361,860.19	0.42	347	37.10	7.260	603	73.39
Oregon	28	4,101,118.18	0.39	339	42.83	7.440	614	74.78
Kansas	37	3,801,591.50	0.37	340	38.44	7.985	599	77.05
Arkansas	23	2,661,510.66	0.26	329	38.01	7.827	611	74.70
Wyoming	20	2,042,502.75	0.20	354	36.45	7.685	599	72.83
Nebraska	21	1,874,763.34	0.18	353	40.05	8.546	594	79.29
Kentucky	19	1,773,258.31	0.17	340	36.03	8.180	598	77.67
Iowa	23	1,743,788.77	0.17	329	35.72	7.920	604	76.80
South Carolina	15	1,564,282.21	0.15	295	39.00	8.428	623	76.29
Vermont	10	1,259,797.62	0.12	359	33.17	7.743	644	76.30
Montana	5	591,154.49	0.06	359	36.23	7.573	629	83.36
Idaho	5	585,222.62	0.06	317	44.52	7.620	624	74.86
South Dakota	6	576,973.28	0.06	301	39.94	7.517	643	84.20
Alaska	2	242,861.20	0.02	286	41.85	8.418	572	69.31
North Dakota	2	220,529.26	0.02	359	41.82	9.061	589	87.11
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	6,789	$989,611,242.32	95.14	349	40.24	7.723	599	74.22
Non-Owner Occupied	300	41,695,569.11	4.01	352	34.91	7.712	638	76.76
Second Home	64	8,808,644.98	0.85	350	36.28	7.899	617	79.12
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OL' (%
Full Documentation	4,894	$703,518,784.74	67.64	348	39.75	7.567	601	74
Stated Documentation	1,233	186,946,187.64	17.97	352	40.97	8.248	607	72
Limited Documentation	1,026	149,650,484.03	14.39	351	39.92	7.808	594	75
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	6,829	$994,868,718.05	95.65	349	40.02	7.731	600	74.25
Refinance-Debt Consolidation No Cash Out***	298	40,949,573.44	3.94	350	39.64	7.583	606	76.03
Purchase	26	4,297,164.92	0.41	359	36.94	7.579	641	84.72
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	403	$55,609,145.70	5.35	333	36.34	6.720	746	75.88
7A	490	72,528,120.20	6.97	335	38.32	6.923	694	78.23
6A	430	62,400,299.59	6.00	339	38.75	7.058	669	78.44
5A	491	77,253,692.32	7.43	343	38.58	7.099	649	79.27
4A	580	82,505,090.73	7.93	346	38.76	7.276	632	79.06
3A	506	77,474,955.27	7.45	350	38.88	7.337	613	77.02
2A	1,199	175,721,337.20	16.89	353	39.68	7.555	585	75.87
A	438	70,996,298.07	6.83	355	39.60	7.877	577	74.05
B	1,199	175,895,136.72	16.91	356	42.50	8.335	545	71.46
C	1,182	159,516,532.54	15.34	356	41.85	8.634	540	69.20
D	235	30,214,848.07	2.90	356	41.47	8.953	524	57.80
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	5,914	$848,036,892.05	81.53	349	39.91	7.729	600	74.88
Two-to-Four Family	438	92,891,556.23	8.93	355	41.34	7.691	609	70.31
Condominium	288	40,710,544.64	3.91	353	38.91	7.545	610	73.86
PUD Detached	223	30,269,129.79	2.91	338	41.07	7.702	594	75.10
Manufactured Housing	198	18,728,505.33	1.80	350	37.96	7.776	614	70.77
Single Family Attached	82	8,227,032.93	0.79	355	40.29	8.495	579	74.31
PUD Attached	10	1,251,795.44	0.12	359	33.87	7.706	582	77.86
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,848	$413,482,010.19	39.75	350	40.08	8.100	597	74.26
12	255	47,473,761.65	4.56	347	39.99	7.190	641	73.87
24	1	229,374.38	0.02	359	43.00	8.990	570	89.65
30	2	382,954.69	0.04	359	36.07	8.251	532	80.00
36	4,047	578,547,355.50	55.62	349	39.93	7.499	601	74.46
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,153	$1,040,115,456.41	100.00	349	39.99	7.724	601	74.36
Total:	**7,153**	**$1,040,115,456.41**	**100.00**	**349**	**39.99**	**7.724**	**601**	**74.36**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	135	$27,653,962.98	3.32	353	37.20	5.911	669	73.16
12.000 - 12.499	335	64,916,250.39	7.80	356	39.69	6.279	632	77.60
12.500 - 12.999	874	151,032,399.42	18.15	355	39.29	6.774	612	76.23
13.000 - 13.499	534	91,352,664.26	10.98	356	39.97	7.270	587	74.74
13.500 - 13.999	1,310	200,395,629.34	24.08	355	41.25	7.764	569	73.12
14.000 - 14.499	452	62,407,219.72	7.50	356	42.12	8.261	563	72.15
14.500 - 14.999	841	114,227,451.62	13.73	357	41.36	8.754	560	72.98
15.000 - 15.499	311	37,062,385.12	4.45	356	41.63	9.237	557	71.76
15.500 - 15.999	443	51,279,604.84	6.16	355	40.93	9.752	548	71.62
16.000 - 16.499	120	13,054,393.70	1.57	350	42.00	10.251	551	71.29
16.500 - 16.999	130	13,082,425.55	1.57	356	41.19	10.727	554	71.55
17.000 - 17.499	26	2,535,664.99	0.30	359	41.70	11.275	551	72.04
17.500 - 17.999	24	2,063,974.37	0.25	359	40.19	11.692	557	71.92
18.000 - 18.499	5	322,139.53	0.04	359	34.50	12.240	553	65.58
18.500 - 18.999	5	702,029.78	0.08	359	38.72	12.745	543	81.42
Total:	**5,545**	**$832,088,195.61**	**100.00**	**355**	**40.58**	**7.826**	**583**	**73.91**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	135	$27,653,962.98	3.32	353	37.20	5.911	669	73.16
6.000 - 6.499	335	64,916,250.39	7.80	356	39.69	6.279	632	77.60
6.500 - 6.999	874	151,032,399.42	18.15	355	39.29	6.774	612	76.23
7.000 - 7.499	534	91,352,664.26	10.98	356	39.97	7.270	587	74.74
7.500 - 7.999	1,310	200,395,629.34	24.08	355	41.25	7.764	569	73.12
8.000 - 8.499	452	62,407,219.72	7.50	356	42.12	8.261	563	72.15
8.500 - 8.999	841	114,227,451.62	13.73	357	41.36	8.754	560	72.98
9.000 - 9.499	311	37,062,385.12	4.45	356	41.63	9.237	557	71.76
9.500 - 9.999	443	51,279,604.84	6.16	355	40.93	9.752	548	71.62
10.000 - 10.499	120	13,054,393.70	1.57	350	42.00	10.251	551	71.29
10.500 - 10.999	130	13,082,425.55	1.57	356	41.19	10.727	554	71.55
11.000 - 11.499	26	2,535,664.99	0.30	359	41.70	11.275	551	72.04
11.500 - 11.999	24	2,063,974.37	0.25	359	40.19	11.692	557	71.92
12.000 - 12.499	5	322,139.53	0.04	359	34.50	12.240	553	65.58
12.500 >=	5	702,029.78	0.08	359	38.72	12.745	543	81.42
Total:	**5,545**	**$832,088,195.61**	**100.00**	**355**	**40.58**	**7.826**	**583**	**73.91**

DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	5	$553,012.83	0.07	359	32.86	7.586	575	79.35
3.250 - 3.499	3	362,326.54	0.04	306	39.71	8.460	583	76.95
3.500 - 3.749	2	310,962.63	0.04	359	44.47	6.399	614	80.37
3.750 - 3.999	1	263,261.79	0.03	359	50.00	6.500	560	85.00
4.000 - 4.249	2	123,826.15	0.01	297	34.80	7.371	661	53.87
4.250 - 4.499	3	654,232.38	0.08	359	37.85	6.724	641	80.08
4.500 - 4.749	19	2,879,074.98	0.35	353	39.65	6.601	695	81.54
4.750 - 4.999	115	16,962,264.11	2.04	352	38.11	6.794	727	81.71
5.000 - 5.249	147	26,017,762.49	3.13	353	39.76	6.841	684	79.18
5.250 - 5.499	197	32,009,600.33	3.85	354	39.25	6.878	661	79.93
5.500 - 5.749	303	52,382,611.13	6.30	355	39.42	6.969	643	80.30
5.750 - 5.999	523	84,500,297.67	10.16	354	39.28	7.137	616	77.81
6.000 - 6.249	1,444	219,321,406.55	26.36	356	39.85	7.516	589	75.97
6.250 - 6.499	493	77,594,722.10	9.33	357	40.21	7.987	566	73.34
6.500 - 6.749	1,153	165,119,102.44	19.84	356	42.27	8.404	542	70.67
6.750 - 6.999	1,134	152,940,019.15	18.38	356	41.84	8.750	536	67.17
8.500 - 8.749	1	93,712.34	0.01	359	25.00	10.450	529	75.00
Total:	**5,545**	**$832,088,195.61**	**100.00**	**355**	**40.58**	**7.826**	**583**	**73.91**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2006	1	$111,090.53	0.01	352	45.00	5.990	608	80.00
March 2006	7	1,128,538.56	0.14	353	44.93	7.893	570	74.54
April 2006	11	1,585,641.41	0.19	336	44.20	7.678	567	73.50
May 2006	6	1,019,512.66	0.12	355	48.50	8.331	611	78.91
June 2006	11	1,417,760.03	0.17	356	38.92	7.532	591	80.43
July 2006	15	2,299,912.53	0.28	353	42.55	8.073	576	75.80
August 2006	244	30,164,903.36	3.63	354	38.34	7.903	585	79.00
September 2006	5,234	792,791,898.53	95.28	356	40.64	7.822	583	73.69
October 2006	16	1,568,938.00	0.19	327	38.43	7.890	584	73.81
Total:	**5,545**	**$832,088,195.61**	**100.00**	**355**	**40.58**	**7.826**	**583**	**73.91**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	5,545	$832,088,195.61	100.00	355	40.58	7.826	583	73.91
Total:	**5,545**	**$832,088,195.61**	**100.00**	**355**	**40.58**	**7.826**	**583**	**73.91**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	5,545	$832,088,195.61	100.00	355	40.58	7.826	583	73.91
Total:	**5,545**	**$832,088,195.61**	**100.00**	**355**	**40.58**	**7.826**	**583**	**73.91**

AMERIQUEST MORTGAGE COMPANY

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
ABS Banking	
Nita Cherry	212-250-7773
Ryan Stark	212-250-8473
Elton Wells	212-250-5225
Brian Haklisch	212-250-8745
ABS Structuring	
Bill Yeung	212-250-6893
ABS Collateral	
Steve Lumer	212-250-0115
Chris Sudol	212-250-0507
Erica Pak	212-250-2247

Rating Agencies	
Standard & Poor's	
Linda Wu	212-438-1567
Moody's	
Dhruv Mohindra	212-553-4143
Fitch	
Elinor Chan	212-908-0264

TERM SHEET
$525,860,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-R10

September 15, 2004

Ameriquest Mortgage Securities Inc.

AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Deutsche Bank

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Disclaimer

The analysis in this report is based on information provided by Ameriquest Mortgage Securities Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

AN INVESTOR OR POTENTIAL INVESTOR IN THE CERTIFICATES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PERSON OR ENTITY) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION (AS DEFINED IN UNITED STATES TREASURY REGULATION SECTION 1.6011-4) AND ALL RELATED MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO SUCH PERSON OR ENTITY. HOWEVER, SUCH PERSON OR ENTITY MAY NOT DISCLOSE ANY OTHER INFORMATION RELATING TO THIS TRANSACTION UNLESS SUCH INFORMATION IS RELATED TO SUCH TAX TREATMENT AND TAX STRUCTURE.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 15, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R10

$525,860,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/ Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-2	65,020,000	FLT/SEQ/SNR	0.75 / 0.75	1 - 14 / 1 - 14	0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
A-3	203,760,000	FLT/SEQ/SNR	3.00 / 3.04	14 - 85 / 14 - 106	0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
A-4	13,130,000	FLT/SEQ/SNR	7.13 / 11.59	85 - 85 / 106 - 200	0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate									
A-2	281,910,000	FLT/PT/SNR	2.67 / 2.91	1 - 85 / 1 - 200	0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
M-1	53,550,000	FLT/MEZZ	4.92 / 5.45	41 - 85 / 41 - 159	0	Actual/360	Nov. 2034	AA+/Aa1/AA+	13.90%
M-2	45,900,000	FLT/MEZZ	4.88 / 5.38	40 - 85 / 40 - 149	0	Actual/360	Nov. 2034	AA/Aa2/AA	11.20%
M-3	29,750,000	FLT/MEZZ	4.86 / 5.33	39 - 85 / 39 - 141	0	Actual/360	Nov. 2034	AA-/Aa3/AA-	9.45%
M-4	21,250,000	FLT/MEZZ	4.84 / 5.29	39 - 85 / 39 - 135	0	Actual/360	Nov. 2034	A+/A1/A+	8.20%
M-5	25,500,000	FLT/MEZZ	4.83 / 5.25	38 - 85 / 38 - 130	0	Actual/360	Nov. 2034	A/A2/A	6.70%
M-6	21,250,000	FLT/MEZZ	4.82 / 5.18	38 - 85 / 38 - 122	0	Actual/360	Nov. 2034	A-/A3/A-	5.45%
M-7	17,000,000	FLT/MEZZ	4.82 / 5.13	38 - 85 / 38 - 114	0	Actual/360	Nov. 2034	BBB+/Baa1/BBB+	4.45%
M-8	15,300,000	FLT/MEZZ	4.81 / 5.04	37 - 85 / 37 - 107	0	Actual/360	Nov. 2034	BBB/Baa2/BBB	3.55%
M-9	14,450,000	FLT/MEZZ	4.79 / 4.92	37 - 85 / 37 - 98	0	Actual/360	Nov. 2034	BBB-/Baa3/BBB-	2.70%
Non-Offered Certificates									
A-1[5]	1,128,240,000	FLT/SNR	Not Offered		0	Actual/360	Nov. 2034	AAA/Aaa/AAA	17.05%
M-10	17,000,000	FLT/MEZZ	Not Offered		0	Actual/360	Nov. 2034	BB+/Ba1/BB+	1.70%
CE		N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a Certificate Insurance Policy issued by the Certificate Insurer.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 1/11th of 22% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town and Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Certificate Insurer:	Assured Guaranty Corp. will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only (the "Certificate Insurance Policy"). The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
Lead Underwriter:	Deutsche Bank Securities Inc.
Co-Managers:	Banc of America Securities LLC and Goldman, Sachs & Co.

Collateral:

Mortgage Loans:

As of the Collateral Selection Date, 7,908 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,300,000,377. References to percentages or balances herein are with respect to the Collateral Selection Date Initial Mortgage Loans and are based on the aggregate scheduled principal balance of such Initial Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Initial Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Initial Mortgage Loans: 7,153 Adjustable-Rate and Fixed-Rate Initial Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,040,115,456 and with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Initial Mortgage Loans: 755 Adjustable-Rate and Fixed-Rate Initial Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $259,884,921 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Initial Mortgage Loans identified on the Collateral Selection Date will be deleted and other Mortgage Loans will be included in the pool of Initial Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Initial Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Initial Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Initial Mortgage Loans set forth in Part IV will vary.

In addition, on the Closing Date, the Trustee will deposit, in the aggregate, approximately $320,035,131 and $79,964,492 from the sale of proceeds of the Certificates into the Group I Pre-Funding Account and the Group II Pre-Funding Account, respectively (collectively, the "Pre-Funding Accounts").

Pre-Funding Accounts:

The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate mortgage loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including the 90th day following the Closing Date (the "Funding Period"). The Initial Mortgage Loans and the Subsequent Mortgage Loans (collectively, the "Mortgage Loans") will have an aggregate principal balance as of the Cut-Off Date of approximately $1,700,000,000. Any amounts remaining in the Pre-Funding Accounts at the end of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates, as applicable.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Dates:

Cut-off Date:	The close of business on October 1, 2004.
Collateral Selection Date:	September 2, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in November 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of September 13, 2004.
Expected Closing Date:	On or about October 7, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1 Certificates) and Class M Certificates (other than the Class M-10 Certificates).
Non-Offered Certificates:	Class A-1, Class M-10, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3 and Class A-4 Certificates, which evidence interests in the Group II Mortgage Loans.
Sequential Pay Certificates:	Class A-2, Class A-3 and Class A-4 Certificates.
Insured Certificates:	Class A-1 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Once the aggregate balance of the Pre-Funding Accounts has been reduced to zero, the Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.00125% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date provided that the consent of the Certificate Insurer will be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Certificate Insurance Policy (for the Class A-1 Certificates only).
Initial Overcollateralization Target Percentage:	Approximately 1.70%.
Overcollateralization Floor:	The sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans and any remaining funds in the Pre-Funding Accounts.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	17.05	2x Initial CE%
M-1	13.90	2x Initial CE%
M-2	11.20	2x Initial CE%
M-3	9.45	2x Initial CE%
M-4	8.20	2x Initial CE%
M-5	6.70	2x Initial CE%
M-6	5.45	2x Initial CE%
M-7	4.45	2x Initial CE%
M-8	3.55	2x Initial CE%
M-9	2.70	2x Initial CE%
M-10	1.70	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) and any remaining funds in the Pre-Funding Accounts over (b) the sum of the aggregate Certificate Principal Balances of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount and the Certificate Insurance Policy does not cover any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	29	December 2004
M	29	December 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of Subsequent Mortgage Loans; (v) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period and (vi) in the case of the Class A-1 Certificates only, any amounts paid under the Certificate Insurance Policy.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be paid sequentially to the Class A-2, Class A-3 and Class A-4 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage and then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
November 2007 through October 2008	[3.00]%
November 2008 through October 2009	[4.75]%
November 2009 through October 2010	[6.00]%
November 2010 and thereafter	[6.75]%

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium for the Insured Certificates from the Group I Mortgage Loans.

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date, first, from its related loan group and then from the other loan group(s).

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay the Certificate Insurer, from the Group I Mortgage Loans, any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	280,196,823.51	5.24	8.61
3	278,030,766.43	6.28	8.61
4	275,049,171.46	6.28	8.61
5	271,481,721.78	7.00	8.61
6	267,334,206.12	6.29	8.61
7	262,615,487.33	6.51	8.61
8	257,339,352.01	6.29	8.61
9	251,521,875.36	6.51	8.61
10	245,242,783.95	6.29	8.61
11	238,553,246.18	6.29	8.61
12	231,481,776.91	6.51	8.61
13	224,431,939.99	6.29	8.61
14	217,435,171.45	6.51	8.61
15	210,492,864.62	6.29	8.61
16	203,726,371.38	6.29	8.61
17	197,131,215.39	7.01	8.61
18	190,703,034.86	6.29	8.61
19	184,437,579.53	6.52	8.61
20	178,330,707.86	6.29	8.61
21	172,378,384.23	6.52	8.61
22	166,576,676.21	6.29	8.61
23	160,789,990.37	6.32	8.61
24	149,173,833.03	7.67	8.61
25	138,328,130.93	7.39	8.61
26	128,188,741.98	7.63	8.61
27	116,917,841.10	7.77	8.61
28	110,514,513.69	7.76	8.61
29	104,413,197.58	8.61	8.61
30	98,596,175.36	8.28	8.61

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	260,950,000.00	4.61	8.03
3	260,950,000.00	5.71	8.03
4	260,950,000.00	5.71	8.03
5	260,950,000.00	6.45	8.03
6	260,950,000.00	5.71	8.03
7	260,950,000.00	5.94	8.03
8	260,950,000.00	5.71	8.03
9	260,950,000.00	5.94	8.03
10	260,950,000.00	5.71	8.03
11	260,950,000.00	5.71	8.03
12	260,950,000.00	5.94	8.03
13	260,950,000.00	5.71	8.03
14	260,950,000.00	5.94	8.03
15	260,950,000.00	5.71	8.03
16	260,950,000.00	5.71	8.03
17	260,950,000.00	6.45	8.03
18	260,950,000.00	5.70	8.03
19	260,950,000.00	5.93	8.03
20	260,950,000.00	5.70	8.03
21	260,950,000.00	5.93	8.03
22	260,950,000.00	5.70	8.03
23	260,950,000.00	5.72	8.03
24	260,950,000.00	7.08	8.03
25	260,950,000.00	6.79	8.03
26	260,950,000.00	7.02	8.03
27	260,950,000.00	7.14	8.03
28	260,950,000.00	7.13	8.03
29	260,950,000.00	8.03	8.03
30	260,950,000.00	7.65	8.03

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Sensitivity Analysis - To Optional Termination Date

A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2	Average Life (yrs)	18.87	5.11	3.54	2.67	2.07	1.63
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	345	168	115	85	66	52

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2	Average Life (yrs)	7.44	1.12	0.88	0.75	0.66	0.60
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	153	22	17	14	12	11
	Prin Pmt Window (mos)	153	22	17	14	12	11
A-3	Average Life (yrs)	21.87	5.80	4.00	3.00	2.30	1.81
	First Principal Period	153	22	17	14	12	11
	Last Principal Period	345	168	115	85	66	35
	Prin Pmt Window (mos)	193	147	99	72	55	25
A-4	Average Life (yrs)	28.80	14.05	9.63	7.13	5.55	3.96
	First Principal Period	345	168	115	85	66	35
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	1	1	1	1	1	18

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-1	Average Life (yrs)	26.27	9.33	6.34	4.92	4.54	4.38
	First Principal Period	262	54	37	41	47	52
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	45	20	1
M-2	Average Life (yrs)	26.27	9.33	6.34	4.88	4.34	4.37
	First Principal Period	262	54	37	40	44	50
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	46	23	3
M-3	Average Life (yrs)	26.27	9.33	6.34	4.86	4.23	4.16
	First Principal Period	262	54	37	39	42	47
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	47	25	6
M-4	Average Life (yrs)	26.27	9.33	6.34	4.84	4.16	3.99
	First Principal Period	262	54	37	39	41	45
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	47	26	8
M-5	Average Life (yrs)	26.27	9.33	6.34	4.83	4.11	3.87
	First Principal Period	262	54	37	38	40	43
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	48	27	10
M-6	Average Life (yrs)	26.27	9.33	6.34	4.82	4.08	3.77
	First Principal Period	262	54	37	38	39	41
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	48	28	12
M-7	Average Life (yrs)	26.27	9.33	6.34	4.82	4.03	3.69
	First Principal Period	262	54	37	38	39	40
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	48	28	13
M-8	Average Life (yrs)	26.27	9.33	6.34	4.81	4.02	3.64
	First Principal Period	262	54	37	37	38	39
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	49	29	14
M-9	Average Life (yrs)	26.27	9.33	6.34	4.79	3.99	3.59
	First Principal Period	262	54	37	37	38	39
	Last Principal Period	345	168	115	85	66	52
	Prin Pmt Window (mos)	84	115	79	49	29	14

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Sensitivity Analysis - To Maturity

A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2	Average Life (yrs)	18.92	5.48	3.85	2.91	2.25	1.75
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	323	257	200	159	130
	Prin Pmt Window (mos)	359	323	257	200	159	130

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2	Average Life (yrs)	7.44	1.12	0.88	0.75	0.66	0.60
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	153	22	17	14	12	11
	Prin Pmt Window (mos)	153	22	17	14	12	11
A-3	Average Life (yrs)	21.89	5.87	4.05	3.04	2.32	1.81
	First Principal Period	153	22	17	14	12	11
	Last Principal Period	352	204	142	106	82	35
	Prin Pmt Window (mos)	200	183	126	93	71	25
A-4	Average Life (yrs)	29.70	21.09	15.36	11.59	9.08	6.44
	First Principal Period	352	204	142	106	82	35
	Last Principal Period	359	323	257	200	159	130
	Prin Pmt Window (mos)	8	120	116	95	78	96

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-1	Average Life (yrs)	26.39	10.18	7.02	5.45	4.96	5.66
	First Principal Period	262	54	37	41	47	58
	Last Principal Period	358	282	209	159	125	101
	Prin Pmt Window (mos)	97	229	173	119	79	44
M-2	Average Life (yrs)	26.39	10.15	6.99	5.38	4.73	4.83
	First Principal Period	262	54	37	40	44	50
	Last Principal Period	357	270	197	149	117	95
	Prin Pmt Window (mos)	96	217	161	110	74	46
M-3	Average Life (yrs)	26.39	10.11	6.95	5.33	4.60	4.47
	First Principal Period	262	54	37	39	42	47
	Last Principal Period	357	259	187	141	111	89
	Prin Pmt Window (mos)	96	206	151	103	70	43
M-4	Average Life (yrs)	26.38	10.07	6.92	5.29	4.51	4.29
	First Principal Period	262	54	37	39	41	45
	Last Principal Period	356	249	179	135	105	85
	Prin Pmt Window (mos)	95	196	143	97	65	41
M-5	Average Life (yrs)	26.38	10.02	6.88	5.25	4.44	4.14
	First Principal Period	262	54	37	38	40	43
	Last Principal Period	356	241	172	130	101	81
	Prin Pmt Window (mos)	95	188	136	93	62	39
M-6	Average Life (yrs)	26.37	9.95	6.82	5.18	4.36	4.01
	First Principal Period	262	54	37	38	39	41
	Last Principal Period	355	230	163	122	95	76
	Prin Pmt Window (mos)	94	177	127	85	57	36
M-7	Average Life (yrs)	26.36	9.85	6.75	5.13	4.27	3.90
	First Principal Period	262	54	37	38	39	40
	Last Principal Period	353	217	153	114	89	71
	Prin Pmt Window (mos)	92	164	117	77	51	32
M-8	Average Life (yrs)	26.34	9.72	6.65	5.04	4.20	3.80
	First Principal Period	262	54	37	37	38	39
	Last Principal Period	352	205	143	107	83	66
	Prin Pmt Window (mos)	91	152	107	71	46	28
M-9	Average Life (yrs)	26.31	9.53	6.51	4.92	4.08	3.68
	First Principal Period	262	54	37	37	38	39
	Last Principal Period	350	190	132	98	76	61
	Prin Pmt Window (mos)	89	137	96	62	39	23

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	7.25	8.83	67	7.48	10.91
2	5.63	9.00	35	7.25	8.84	68	7.24	10.55
3	6.67	9.00	36	7.49	9.65	69	7.48	10.89
4	6.67	9.00	37	7.25	9.34	70	7.24	10.52
5	7.39	9.00	38	7.49	9.64	71	7.23	10.51
6	6.68	9.00	39	7.25	9.50	72	7.48	10.85
7	6.90	9.00	40	7.24	9.49	73	7.23	10.49
8	6.68	9.00	41	7.74	10.15	74	7.47	10.83
9	6.90	9.00	42	7.24	9.99	75	7.23	10.46
10	6.68	9.00	43	7.49	10.32	76	7.23	10.45
11	6.68	9.00	44	7.24	9.97	77	8.01	11.56
12	6.90	9.00	45	7.49	10.47	78	7.23	10.43
13	6.68	9.00	46	7.24	10.13	79	7.47	10.76
14	6.90	9.00	47	7.24	10.13	80	7.23	10.40
15	6.68	9.00	48	7.48	10.97	81	7.47	10.74
16	6.68	9.00	49	7.24	10.60	82	7.23	10.38
17	7.40	9.00	50	7.48	10.94	83	7.23	10.37
18	6.68	9.00	51	7.24	10.75	84	7.47	10.70
19	6.91	9.00	52	7.24	10.74	85	7.23	10.34
20	6.68	9.00	53	8.02	11.87	86	-	10.67
21	6.91	9.00	54	7.24	10.71			
22	6.68	9.00	55	7.48	11.06			
23	6.69	9.00	56	7.24	10.69			
24	7.34	9.00	57	7.48	11.04			
25	7.10	9.00	58	7.24	10.67			
26	7.33	9.00	59	7.24	10.66			
27	7.25	9.00	60	7.48	11.00			
28	7.25	9.00	61	7.24	10.63			
29	8.02	9.03	62	7.48	10.97			
30	7.25	9.00	63	7.24	10.61			
31	7.49	8.95	64	7.24	10.60			
32	7.25	8.66	65	8.01	11.72			
33	7.49	9.13	66	7.24	10.57			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.77875% and 2.06000% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	7.22	9.02	67	7.41	11.07
2	5.83	9.25	35	7.22	9.03	68	7.17	10.70
3	6.93	9.25	36	7.46	9.85	69	7.41	11.04
4	6.93	9.25	37	7.22	9.53	70	7.17	10.67
5	7.67	9.25	38	7.46	9.84	71	7.16	10.66
6	6.93	9.25	39	7.22	9.69	72	7.40	11.00
7	7.16	9.25	40	7.21	9.68	73	7.16	10.63
8	6.93	9.25	41	7.71	10.35	74	7.40	10.98
9	7.16	9.25	42	7.21	10.18	75	7.16	10.61
10	6.93	9.25	43	7.45	10.50	76	7.16	10.59
11	6.93	9.25	44	7.21	10.16	77	7.92	11.71
12	7.16	9.25	45	7.45	10.66	78	7.15	10.57
13	6.93	9.25	46	7.20	10.31	79	7.39	10.90
14	7.16	9.25	47	7.20	10.31	80	7.15	10.54
15	6.93	9.25	48	7.44	11.15	81	7.38	10.88
16	6.93	9.25	49	7.20	10.78	82	7.14	10.51
17	7.67	9.25	50	7.44	11.13	83	7.14	10.50
18	6.92	9.25	51	7.20	10.92	84	7.38	10.83
19	7.15	9.25	52	7.19	10.91	85	7.14	10.47
20	6.92	9.25	53	7.96	12.07	86	-	10.81
21	7.15	9.25	54	7.19	10.89			
22	6.92	9.25	55	7.43	11.23			
23	6.93	9.25	56	7.19	10.86			
24	7.41	9.25	57	7.43	11.21			
25	7.16	9.25	58	7.19	10.83			
26	7.39	9.25	59	7.18	10.82			
27	7.24	9.25	60	7.42	11.17			
28	7.23	9.25	61	7.18	10.79			
29	8.01	9.25	62	7.42	11.14			
30	7.23	9.25	63	7.18	10.77			
31	7.47	9.16	64	7.18	10.75			
32	7.23	8.86	65	7.94	11.89			
33	7.46	9.33	66	7.17	10.73			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.77875% and 2.06000% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R10

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	219	1.7788	2.0600	219
2	360	1.8725	2.1634	351
3	485	1.9908	2.2601	464
4	485	2.0955	2.3488	453
5	507	2.2464	2.4293	464
6	485	2.3677	2.5069	425
7	492	2.3518	2.5690	436
8	485	2.4775	2.6534	414
9	492	2.5149	2.7200	420
10	484	2.5389	2.7972	407
11	484	2.7203	2.8893	388
12	491	2.7432	2.9544	396
13	483	2.8220	3.0288	377
14	490	2.9004	3.1081	380
15	482	2.9744	3.1815	361
16	482	3.0519	3.2571	353
17	504	3.1296	3.3342	381
18	481	3.1990	3.4072	338
19	488	3.2725	3.4816	342
20	480	3.3470	3.5415	322
21	487	3.4176	3.5979	328
22	479	3.4910	3.6565	307
23	479	3.5638	3.7113	302
24	511	3.6362	3.7638	413
25	502	3.6301	3.8172	397
26	508	3.6898	3.8752	401
27	508	3.7553	3.9376	419
28	506	3.8196	4.0038	411
29	529	3.8784	4.0608	448
30	504	3.9370	4.1225	430
31	511	3.9963	4.1824	438
32	503	4.0560	4.2093	416
33	510	4.1180	4.2339	436
34	501	4.1778	4.2577	414
35	500	4.2322	4.2769	408
36	507	4.2916	4.2980	427
37	498	4.1565	4.3103	423
38	507	4.2021	4.3554	432
39	501	4.2493	4.4010	417
40	503	4.2959	4.4481	413
41	518	4.3434	4.4911	441
42	503	4.3883	4.5403	417
43	511	4.4294	4.5804	429
44	504	4.4713	4.6063	408
45	511	4.5147	4.6327	423
46	503	4.5569	4.6566	402
47	503	4.6012	4.6804	397
48	511	4.6379	4.7048	418
49	503	4.5860	4.7224	405
50	510	4.6243	4.7594	418
51	502	4.6610	4.7973	399
52	502	4.6962	4.8311	395
53	525	4.7334	4.8659	442
54	502	4.7667	4.9022	397
55	509	4.8000	4.9351	410
56	501	4.8357	4.9568	388
57	509	4.8701	4.9795	405
58	501	4.9008	4.9982	383
59	501	4.9347	5.0203	379
60	508	4.9654	5.0379	400
61	500	4.9288	5.0532	385
62	508	4.9587	5.0825	399
63	500	4.9874	5.1116	379
64	500	5.0188	5.1392	375
65	523	5.0478	5.1692	427
66	499	5.0708	5.1942	376
67	507	5.0983	5.2212	391
68	499	5.1256	5.2392	369
69	507	5.1524	5.2554	386
70	499	5.1772	5.2704	364
71	498	5.2031	5.2875	361
72	506	5.2286	5.3011	382
73	499	5.2003	5.3132	365
74	507	5.2239	5.3378	382
75	499	5.2448	5.3583	362
76	499	5.2691	5.3806	360
77	523	5.2915	5.4031	414
78	500	5.3098	5.4232	361
79	508	5.3330	5.4445	378
80	500	5.3533	5.4532	357
81	508	5.3729	5.4608	375
82	501	5.3940	5.4678	354
83	501	5.4139	5.4754	352
84	509	5.4323	5.4813	372
85	502	5.3814	5.4857	358
86	N/A	5.3992	5.5038	376

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.77875% and 2.06000% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of September 14, 2004.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Initial Mortgage Loans in the pool as of the Collateral Selection Date (except in the case of Debt-to-Income and FICO, which are determined at origination). Balances and percentages are based on the Cut-off Date scheduled balances of such Initial Mortgage Loans.

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	7,908	
Aggregate Current Principal Balance:	$1,300,000,377	$50,537 - $749,415
Average Current Principal Balance:	$164,391	
Aggregate Original Principal Balance:	$1,301,339,264	$60,000 - $750,000
Average Original Principal Balance:	$164,560	
Fully Amortizing Initial Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Mortgage Rate:	7.659%	5.750% - 13.600%
Wtd. Avg. Original Term to Maturity (months):	352	120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	350	116 - 360
Wtd. Avg. Margin (ARM Loans Only):	6.098%	3.000% - 8.529%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.714%	11.750% - 18.900%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.714%	5.750% - 12.900%
Wtd. Avg. Original LTV:	74.73%	7.38% - 95.00%
Wtd. Avg. Borrower FICO:	602	500 - 814
Geographic Distribution (Top 5):	CA 22.95%	
	NY 9.77%	
	FL 8.78%	
	NJ 8.04%	
	TX 6.65%	

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 mo Libor	6,020	$1,040,000,409.21	80.00	356	40.60	7.714	586	74.37
Fixed	1,888	259,999,967.72	20.00	329	37.84	7.439	667	76.17
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,673	$206,195,760.00	15.84	336	37.86	8.443	596	71.2
100,000.01 - 150,000.00	1,997	246,584,360.00	18.95	346	39.42	7.813	602	74.8
150,000.01 - 200,000.00	1,144	199,728,784.00	15.35	352	40.26	7.620	601	74.1
200,000.01 - 250,000.00	700	156,722,497.00	12.04	356	40.74	7.570	595	75.4
250,000.01 - 300,000.00	523	143,468,962.00	11.02	355	41.47	7.413	599	75.4
300,000.01 - 350,000.00	351	113,591,956.00	8.73	357	41.54	7.298	605	76.9
350,000.01 - 400,000.00	195	73,136,434.00	5.62	357	41.52	7.231	611	77.0
400,000.01 - 450,000.00	121	51,027,168.00	3.92	357	41.23	7.211	606	75.1
450,000.01 - 500,000.00	73	34,913,450.00	2.68	359	38.31	7.196	613	76.4
500,000.01 - 550,000.00	43	22,730,472.00	1.75	359	40.26	7.148	628	78.3
550,000.01 - 600,000.00	70	41,034,387.00	3.15	356	38.89	7.357	611	74.3
600,000.01 - 650,000.00	5	3,110,034.00	0.24	359	35.52	6.518	625	79.7
650,000.01 - 700,000.00	8	5,414,750.00	0.42	344	43.65	7.010	631	77.6
700,000.01 - 750,000.00	5	3,680,250.00	0.28	359	42.53	7.525	638	72.7
Total:	**7,908**	**$1,301,339,264.00**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.7**

*Based on the original balances of the Initial Mortgage Loans.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,676	$206,263,413.22	15.87	336	37.87	8.444	596	71.2
100,000.01 - 150,000.00	1,994	246,000,977.02	18.92	346	39.42	7.812	602	74.9
150,000.01 - 200,000.00	1,145	199,720,766.34	15.36	352	40.27	7.620	601	74.11
200,000.01 - 250,000.00	699	156,381,374.52	12.03	356	40.74	7.570	595	75.4
250,000.01 - 300,000.00	524	143,628,870.59	11.05	354	41.50	7.411	599	75.4
300,000.01 - 350,000.00	351	113,537,243.23	8.73	357	41.49	7.302	605	76.91
350,000.01 - 400,000.00	194	72,714,071.59	5.59	357	41.56	7.229	611	77.0
400,000.01 - 450,000.00	121	50,976,419.11	3.92	357	41.23	7.211	606	75.1
450,000.01 - 500,000.00	73	34,869,792.86	2.68	359	38.32	7.196	613	76.4
500,000.01 - 550,000.00	43	22,712,068.36	1.75	359	40.26	7.149	628	78.3
550,000.01 - 600,000.00	70	41,000,522.84	3.15	356	38.89	7.357	611	74.3
600,000.01 - 650,000.00	5	3,107,227.68	0.24	359	35.52	6.518	625	79.7
650,000.01 - 700,000.00	8	5,410,159.37	0.42	344	43.65	7.010	631	77.6
700,000.01 - 750,000.00	5	3,677,470.20	0.28	359	42.53	7.525	638	72.71
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.7**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	45	$4,075,456.57	0.31	119	34.49	7.809	677	71.36
121 - 180	319	32,231,316.69	2.48	179	36.62	7.667	644	71.78
181 - 240	278	31,611,474.84	2.43	239	39.10	7.706	637	75.26
241 - 300	49	6,274,792.24	0.48	299	35.58	7.298	681	74.24
301 - 360	7,217	1,225,807,336.59	94.29	359	40.20	7.659	600	74.81
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	196	$51,223,104.11	3.94	352	36.60	5.901	675	73.8[illegible]
6.000 - 6.499	543	122,712,474.10	9.44	353	38.61	6.287	650	75.3[illegible]
6.500 - 6.999	1,526	297,356,431.28	22.87	350	39.02	6.770	636	76.5[illegible]
7.000 - 7.499	852	148,961,963.34	11.46	347	39.58	7.265	605	75.5[illegible]
7.500 - 7.999	1,776	288,360,900.81	22.18	351	40.82	7.753	582	74.2[illegible]
8.000 - 8.499	613	86,590,461.14	6.66	350	42.01	8.258	577	73.5[illegible]
8.500 - 8.999	1,063	151,602,880.96	11.66	352	41.08	8.746	568	73.9[illegible]
9.000 - 9.499	374	45,268,628.94	3.48	353	41.47	9.234	563	72.3[illegible]
9.500 - 9.999	549	66,810,126.06	5.14	351	41.04	9.756	554	72.5[illegible]
10.000 - 10.499	146	15,803,222.98	1.22	345	41.77	10.248	557	72.5[illegible]
10.500 - 10.999	182	17,529,706.56	1.35	347	40.80	10.738	560	73.0[illegible]
11.000 - 11.499	36	3,423,452.93	0.26	350	43.09	11.264	548	73.5[illegible]
11.500 - 11.999	36	2,867,874.40	0.22	349	40.46	11.714	552	72.5[illegible]
12.000 - 12.499	10	723,132.32	0.06	349	36.73	12.192	564	75.1[illegible]
12.500 - 12.999	5	702,029.78	0.05	359	38.72	12.745	543	81.4[illegible]
13.500 - 13.999	1	63,987.22	0.00	359	49.00	13.600	541	80.0[illegible]
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.7[illegible]**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	38	$3,168,172.35	0.24	342	36.83	8.393	611	19.97
25.01 - 30.00	29	3,504,574.50	0.27	344	31.90	7.395	631	27.90
30.01 - 35.00	47	4,776,227.05	0.37	326	38.38	7.832	605	33.21
35.01 - 40.00	89	9,121,277.07	0.70	332	38.74	7.933	612	37.80
40.01 - 45.00	108	14,893,765.10	1.15	349	38.20	7.781	601	42.97
45.01 - 50.00	153	20,588,574.39	1.58	349	37.91	7.647	610	47.76
50.01 - 55.00	199	27,837,528.51	2.14	343	37.85	7.618	601	52.83
55.01 - 60.00	492	69,157,865.38	5.32	348	39.42	8.136	564	58.31
60.01 - 65.00	465	71,864,923.31	5.53	351	39.43	7.772	586	63.06
65.01 - 70.00	684	120,777,195.49	9.29	352	40.09	7.640	586	67.83
70.01 - 75.00	1,729	273,111,438.10	21.01	353	41.11	7.966	573	73.77
75.01 - 80.00	1,712	292,424,306.51	22.49	348	39.69	7.421	613	78.63
80.01 - 85.00	1,114	211,414,571.32	16.26	354	40.54	7.450	609	83.39
85.01 - 90.00	936	158,688,199.90	12.21	348	39.99	7.631	648	88.94
90.01 - 95.00	113	18,671,757.95	1.44	347	39.79	7.154	680	93.72
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	684	$93,683,564.30	7.21	357	42.83	8.780	509	67.60
520 - 539	985	152,412,010.35	11.72	354	42.27	8.441	529	70.73
540 - 559	945	150,113,678.74	11.55	355	41.24	8.149	550	72.28
560 - 579	857	154,623,147.11	11.89	356	40.21	7.818	569	74.31
580 - 599	688	114,201,721.73	8.78	355	40.72	7.684	590	74.95
600 - 619	817	141,680,200.29	10.90	352	39.68	7.456	609	75.87
620 - 639	772	122,529,844.29	9.43	348	38.98	7.354	629	77.71
640 - 659	655	123,334,301.59	9.49	347	38.65	7.131	649	79.32
660 - 679	506	85,549,949.85	6.58	340	38.15	7.012	669	77.83
680 - 699	393	63,999,769.92	4.92	338	38.56	6.884	689	77.05
700 - 719	234	38,991,840.39	3.00	341	37.45	6.835	708	77.78
720 - 739	131	20,310,263.66	1.56	343	38.48	6.743	729	79.65
740 - 759	104	17,411,684.63	1.34	334	36.51	6.679	750	77.67
760 - 779	83	12,916,020.14	0.99	332	37.17	6.610	769	70.99
780 - 799	48	7,501,282.81	0.58	342	34.91	6.733	787	69.20
800 >=	6	741,097.13	0.06	339	44.64	6.349	806	74.64
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	466	$74,725,162.29	5.75	349	14.81	7.432	614	72.51
20.01 - 25.00	432	57,991,448.22	4.46	342	23.27	7.657	617	72.09
25.01 - 30.00	687	98,468,872.02	7.57	345	28.11	7.588	611	74.12
30.01 - 35.00	887	131,239,153.97	10.10	350	33.10	7.585	611	75.04
35.01 - 40.00	1,198	192,166,372.80	14.78	349	38.15	7.573	606	75.11
40.01 - 45.00	1,494	260,527,051.31	20.04	351	43.10	7.561	608	75.00
45.01 - 50.00	2,052	366,060,668.77	28.16	353	48.11	7.647	603	76.09
50.01 - 55.00	692	118,821,647.55	9.14	354	53.20	8.334	550	72.19
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	1,153	$298,407,023.64	22.95	356	40.94	7.145	605	73.48
New York	539	127,034,188.32	9.77	353	40.45	7.772	608	72.21
Florida	885	114,122,781.95	8.78	349	40.65	7.701	588	75.08
New Jersey	581	104,582,491.59	8.04	354	41.40	8.158	600	75.45
Texas	828	86,476,169.68	6.65	333	38.31	8.088	607	76.19
Massachusetts	336	77,561,177.37	5.97	357	40.80	7.326	604	70.76
Maryland	267	47,621,616.77	3.66	354	39.38	7.783	591	75.06
Illinois	261	40,000,995.71	3.08	353	40.23	8.407	594	74.81
Pennsylvania	249	30,281,301.78	2.33	339	40.05	7.711	611	75.26
Michigan	263	29,872,807.04	2.30	353	39.73	7.894	593	77.32
Connecticut	160	29,019,803.68	2.23	352	39.74	7.669	593	72.92
Minnesota	173	28,236,519.05	2.17	351	39.99	7.673	602	77.08
Rhode Island	126	23,035,386.22	1.77	355	41.46	7.299	600	73.45
Nevada	100	21,234,507.09	1.63	355	40.30	7.371	594	74.85
Ohio	172	19,869,191.50	1.53	354	38.49	7.647	601	82.84
Wisconsin	179	19,769,248.42	1.52	346	40.46	8.211	617	77.79
Georgia	144	17,959,878.66	1.38	343	39.24	8.649	596	77.02
Washington	105	17,058,411.26	1.31	355	38.74	7.292	613	78.29
Colorado	96	16,869,747.86	1.30	355	38.49	7.473	609	73.76
Indiana	136	14,239,587.30	1.10	328	37.08	7.568	611	77.41
Tennessee	118	13,080,096.10	1.01	340	35.78	7.879	604	77.97
Missouri	109	11,926,837.02	0.92	335	37.31	7.583	609	78.73
Arizona	87	11,253,427.98	0.87	352	39.55	7.620	605	77.12
Alabama	114	10,815,911.83	0.83	328	37.25	8.392	617	78.41
New Hampshire	67	10,576,676.42	0.81	350	37.99	7.802	594	71.85

*Geographic Distribution continued on the next page

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Maine	65	$9,808,584.08	0.75	350	39.12	7.541	613	75.22
Louisiana	78	8,113,779.22	0.62	350	38.46	7.973	600	75.54
Mississippi	65	7,266,544.20	0.56	336	36.35	8.063	604	82.41
North Carolina	60	6,094,771.06	0.47	329	36.34	8.787	603	78.54
Oklahoma	64	5,787,681.31	0.45	346	41.90	7.977	592	79.03
Hawaii	24	5,762,908.14	0.44	359	36.74	7.239	608	73.70
Utah	37	5,662,451.46	0.44	341	36.74	7.108	626	79.91
Delaware	34	4,791,763.08	0.37	347	36.85	7.256	607	74.65
Oregon	29	4,480,524.88	0.34	341	43.35	7.360	611	75.01
Kansas	39	3,929,916.33	0.30	337	38.67	8.042	602	76.84
Arkansas	26	2,901,308.04	0.22	331	37.34	8.020	610	75.39
Iowa	26	2,355,307.11	0.18	337	38.02	7.680	616	76.91
Wyoming	20	2,042,502.75	0.16	354	36.45	7.685	599	72.83
South Carolina	19	1,972,408.51	0.15	302	39.32	8.745	618	78.21
Nebraska	21	1,874,763.34	0.14	353	40.05	8.546	594	79.29
Kentucky	20	1,836,101.36	0.14	335	35.68	8.231	596	77.36
Vermont	10	1,259,797.62	0.10	359	33.17	7.743	644	76.30
South Dakota	7	1,067,869.76	0.08	328	34.91	7.275	609	84.57
Idaho	6	971,091.76	0.07	334	36.36	6.996	616	74.91
Montana	5	591,154.49	0.05	359	36.23	7.573	629	83.36
North Dakota	3	280,502.99	0.02	359	43.57	9.273	593	81.21
Alaska	2	242,861.20	0.02	286	41.85	8.418	572	69.31
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	7,517	$1,241,228,052.92	95.48	350	40.25	7.655	601	74.60
Non-Owner Occupied	322	48,182,924.64	3.71	352	35.32	7.713	638	76.98
Second Home	69	10,589,399.37	0.81	351	38.39	7.839	624	79.19
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	5,385	$870,978,427.24	67.00	349	39.76	7.518	602	75.00
Stated Documentation	1,379	236,306,516.84	18.18	353	41.35	8.136	609	72.87
Limited Documentation	1,144	192,715,432.85	14.82	352	39.77	7.712	595	75.79
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

Loan Purpose

PURPOSE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	7,565	$1,247,107,832.94	95.93	350	40.08	7.665	602	74.60
Refinance-Debt Consolidation No Cash Out***	315	47,570,641.65	3.66	351	39.38	7.507	609	76.73
Purchase	28	5,321,902.34	0.41	359	38.66	7.662	647	86.25
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	437	$70,354,159.77	5.41	338	37.15	6.638	744	75.97
7A	521	86,132,159.94	6.63	339	38.39	6.871	694	77.69
6A	470	80,603,256.72	6.20	341	38.29	6.972	669	78.47
5A	569	109,707,825.89	8.44	347	38.66	7.059	649	79.90
4A	623	98,533,613.88	7.58	347	38.65	7.226	632	78.95
3A	577	99,739,891.27	7.67	351	39.02	7.269	613	76.69
2A	1,399	240,566,541.15	18.51	353	40.17	7.541	584	76.03
A	503	93,797,884.68	7.22	355	39.69	7.828	577	74.90
B	1,310	208,177,060.87	16.01	355	42.35	8.316	545	71.64
C	1,255	181,041,598.65	13.93	356	42.08	8.636	539	69.32
D	244	31,346,384.11	2.41	355	41.31	8.976	524	57.85
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

Property Type

PROPERTY TYPE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,601	$1,085,133,856.33	83.47	350	39.95	7.659	601	75.19
Two-to-Four Family	455	98,590,283.22	7.58	356	41.41	7.694	609	70.53
Condominium	305	45,976,679.21	3.54	353	39.27	7.510	609	74.10
PUD Detached	253	41,822,722.07	3.22	343	41.40	7.499	599	75.16
Manufactured Housing	201	18,938,035.73	1.46	348	37.96	7.802	614	70.78
Single Family Attached	83	8,287,004.93	0.64	355	40.28	8.504	579	74.22
PUD Attached	10	1,251,795.44	0.10	359	33.87	7.706	582	77.86
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF INITIAL MORTGAGE LOANS S	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,136	$494,801,717.74	38.06	350	40.12	8.099	597	74.60
12	288	57,629,430.29	4.43	347	39.46	7.205	645	73.66
24	3	1,098,220.56	0.08	359	39.08	7.760	602	83.68
30	3	772,665.25	0.06	359	43.10	7.872	543	75.41
36	4,478	745,698,343.09	57.36	351	40.04	7.402	602	74.88
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

Conforming Balance

CONFORMING BALANCE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,355	$1,056,430,595.78	81.26	349	39.99	7.764	600	74.39
Non-Conforming	553	243,569,781.15	18.74	357	40.28	7.205	610	76.22
Total:	**7,908**	**$1,300,000,376.93**	**100.00**	**350**	**40.05**	**7.659**	**602**	**74.73**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	178	$46,855,128.63	4.51	353	36.31	5.904	671	73.91
12.000 - 12.499	405	95,276,458.39	9.16	357	39.90	6.278	629	76.67
12.500 - 12.999	1,002	206,136,294.78	19.82	356	39.60	6.766	611	76.55
13.000 - 13.499	584	112,786,635.86	10.84	355	40.06	7.270	585	74.97
13.500 - 13.999	1,406	242,487,947.03	23.32	355	41.37	7.759	569	73.52
14.000 - 14.499	471	71,255,146.68	6.85	356	42.83	8.260	565	72.73
14.500 - 14.999	882	132,807,562.36	12.77	357	41.24	8.749	561	73.64
15.000 - 15.499	318	40,381,081.37	3.88	356	41.65	9.233	560	72.18
15.500 - 15.999	461	58,967,432.64	5.67	356	41.35	9.753	549	72.09
16.000 - 16.499	122	13,809,685.01	1.33	351	41.91	10.250	552	71.79
16.500 - 16.999	131	13,613,227.79	1.31	356	40.67	10.730	557	72.27
17.000 - 17.499	26	2,535,664.99	0.24	359	41.70	11.275	551	72.04
17.500 - 17.999	24	2,063,974.37	0.20	359	40.19	11.692	557	71.92
18.000 - 18.499	5	322,139.53	0.03	359	34.50	12.240	553	65.58
18.500 - 18.999	5	702,029.78	0.07	359	38.72	12.745	543	81.42
Total:	**6,020**	**$1,040,000,409.21**	**100.00**	**356**	**40.60**	**7.714**	**586**	**74.37**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	178	$46,855,128.63	4.51	353	36.31	5.904	671	73.91
6.000 - 6.499	405	95,276,458.39	9.16	357	39.90	6.278	629	76.67
6.500 - 6.999	1,002	206,136,294.78	19.82	356	39.60	6.766	611	76.55
7.000 - 7.499	584	112,786,635.86	10.84	355	40.06	7.270	585	74.97
7.500 - 7.999	1,406	242,487,947.03	23.32	355	41.37	7.759	569	73.52
8.000 - 8.499	471	71,255,146.68	6.85	356	42.83	8.260	565	72.73
8.500 - 8.999	882	132,807,562.36	12.77	357	41.24	8.749	561	73.64
9.000 - 9.499	318	40,381,081.37	3.88	356	41.65	9.233	560	72.18
9.500 - 9.999	461	58,967,432.64	5.67	356	41.35	9.753	549	72.09
10.000 - 10.499	122	13,809,685.01	1.33	351	41.91	10.250	552	71.79
10.500 - 10.999	131	13,613,227.79	1.31	356	40.67	10.730	557	72.27
11.000 - 11.499	26	2,535,664.99	0.24	359	41.70	11.275	551	72.04
11.500 - 11.999	24	2,063,974.37	0.20	359	40.19	11.692	557	71.92
12.000 - 12.499	5	322,139.53	0.03	359	34.50	12.240	553	65.58
12.500 >=	5	702,029.78	0.07	359	38.72	12.745	543	81.42
Total:	**6,020**	**$1,040,000,409.21**	**100.00**	**356**	**40.60**	**7.714**	**586**	**74.37**

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	6	$988,618.68	0.10	359	39.97	7.108	606	79.96
3.250 - 3.499	3	362,326.54	0.03	306	39.71	8.460	583	76.95
3.500 - 3.749	2	310,962.63	0.03	359	44.47	6.399	614	80.37
3.750 - 3.999	1	263,261.79	0.03	359	50.00	6.500	560	85.00
4.000 - 4.249	3	480,574.18	0.05	343	45.34	7.652	622	76.98
4.250 - 4.499	4	1,095,897.73	0.11	359	39.12	6.997	612	77.50
4.500 - 4.749	23	4,607,418.52	0.44	355	41.80	6.464	701	78.02
4.750 - 4.999	128	22,311,468.30	2.15	354	38.85	6.726	726	80.23
5.000 - 5.249	162	33,101,288.38	3.18	354	40.79	6.746	684	79.30
5.250 - 5.499	218	42,187,658.81	4.06	353	37.75	6.728	662	78.92
5.500 - 5.749	362	78,837,621.69	7.58	356	39.01	6.941	645	80.69
5.750 - 5.999	567	103,398,197.62	9.94	355	39.48	7.078	616	77.77
6.000 - 6.249	1,616	294,648,099.87	28.33	356	40.19	7.439	589	76.03
6.250 - 6.499	534	95,079,308.46	9.14	357	40.28	7.924	568	74.23
6.500 - 6.749	1,217	192,948,473.11	18.55	356	42.14	8.332	542	70.91
6.750 - 6.999	1,173	169,285,520.56	16.28	356	42.03	8.726	535	67.41
8.500 - 8.749	1	93,712.34	0.01	359	25.00	10.450	529	75.00
Total:	**6,020**	**$1,040,000,409.21**	**100.00**	**356**	**40.60**	**7.714**	**586**	**74.37**

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2006	1	$111,090.53	0.01	352	45.00	5.990	608	80.00
March 2006	7	1,128,538.56	0.11	353	44.93	7.893	570	74.54
April 2006	14	2,740,534.15	0.26	343	46.27	7.590	549	75.30
May 2006	7	1,397,527.56	0.13	355	42.42	7.646	613	79.67
June 2006	12	1,868,532.22	0.18	356	37.01	7.642	575	80.33
July 2006	17	2,990,531.35	0.29	354	38.71	7.883	579	79.04
August 2006	254	34,259,559.44	3.29	355	38.58	7.837	584	78.04
September 2006	5,689	992,651,157.40	95.45	356	40.66	7.711	586	74.20
October 2006	19	2,852,938.00	0.27	342	39.88	7.136	622	77.52
Total:	**6,020**	**$1,040,000,409.21**	**100.00**	**356**	**40.60**	**7.714**	**586**	**74.37**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF INITIAL MORTGAGE LOANS S	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	6,020	$1,040,000,409.21	100.00	356	40.60	7.714	586	74.37
Total:	**6,020**	**$1,040,000,409.21**	**100.00**	**356**	**40.60**	**7.714**	**586**	**74.37**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	6,020	$1,040,000,409.21	100.00	356	40.60	7.714	586	74.3
Total:	**6,020**	**$1,040,000,409.21**	**100.00**	**356**	**40.60**	**7.714**	**586**	**74.3**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Initial Group II Mortgage Loans in the pool as of the Collateral Selection Date (except in the case of Debt-to-Income and FICO, which are determined at origination). Balances and percentages are based on the Cut-Off Date scheduled balances of such Initial Group II Mortgage Loans.

	Summary Statistics		Range (if applicable)
Number of Initial Group II Mortgage Loans:	755		
Aggregate Current Principal Balance:	$259,884,921		$59,708 - $749,415
Average Current Principal Balance:	$344,218		
Aggregate Original Principal Balance:	$260,139,763		$60,000 - $750,000
Average Original Principal Balance:	$344,556		
Fully Amortizing Initial Group II Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rate:	7.398%		5.750% - 13.600%
Wtd. Avg. Original Term to Maturity (months):	356		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	355		118 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.954%		3.092% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.266%		11.750% - 16.800%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.266%		5.750% - 10.800%
Wtd. Avg. Original LTV:	76.20%		15.56% - 95.00%
Wtd. Avg. Borrower FICO:	608		500 - 791
Geographic Distribution (Top 5):	CA	49.37%	
	NY	11.50%	
	MA	6.57%	
	FL	4.24%	
	NJ	3.20%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	475	$207,912,213.60	80.00	358	40.68	7.266	598	76.2
Fixed	280	51,972,706.92	20.00	342	38.61	7.926	647	76.2
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.2**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF INITIAL MORTGAGE LOANS S	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	168	$11,745,331.00	4.52	313	38.76	10.329	578	73.4
100,000.01 - 150,000.00	25	3,019,290.00	1.16	322	43.04	10.246	576	81.1
150,000.01 - 200,000.00	8	1,359,758.00	0.52	323	47.63	9.974	573	83.6
200,000.01 - 250,000.00	1	206,543.00	0.08	359	24.00	9.800	554	89.8
300,000.01 - 350,000.00	78	26,642,194.00	10.24	359	41.58	7.254	590	75.3
350,000.01 - 400,000.00	167	62,637,884.00	24.08	357	40.88	7.171	610	77.4
400,000.01 - 450,000.00	108	45,605,418.00	17.53	357	40.87	7.158	605	75.3
450,000.01 - 500,000.00	69	32,953,452.00	12.67	359	38.67	7.203	610	76.5
500,000.01 - 550,000.00	43	22,730,472.00	8.74	359	40.26	7.148	628	78.3
550,000.01 - 600,000.00	70	41,034,387.00	15.77	356	38.89	7.357	611	74.3
600,000.01 - 650,000.00	5	3,110,034.00	1.20	359	35.52	6.518	625	79.7
650,000.01 - 700,000.00	8	5,414,750.00	2.08	344	43.65	7.010	631	77.6
700,000.01 - 750,000.00	5	3,680,250.00	1.41	359	42.53	7.525	638	72.7
Total:	**755**	**$260,139,763.00**	**100.00**	**355**	**40.27**	**7.397**	**608**	**76.2**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	168	$11,733,332.76	4.51	313	38.76	10.329	578	73.45
100,000.01 - 150,000.00	25	3,016,663.77	1.16	322	43.04	10.247	576	81.11
150,000.01 - 200,000.00	8	1,358,695.19	0.52	323	47.63	9.974	573	83.69
200,000.01 - 250,000.00	1	206,447.65	0.08	359	24.00	9.800	554	89.80
300,000.01 - 350,000.00	78	26,617,456.56	10.24	359	41.58	7.254	590	75.33
350,000.01 - 400,000.00	167	62,574,783.67	24.08	357	40.88	7.171	610	77.41
400,000.01 - 450,000.00	108	45,558,677.52	17.53	357	40.86	7.158	605	75.38
450,000.01 - 500,000.00	69	32,911,414.95	12.66	359	38.68	7.204	610	76.52
500,000.01 - 550,000.00	43	22,712,068.36	8.74	359	40.26	7.149	628	78.32
550,000.01 - 600,000.00	70	41,000,522.84	15.78	356	38.89	7.357	611	74.36
600,000.01 - 650,000.00	5	3,107,227.68	1.20	359	35.52	6.518	625	79.73
650,000.01 - 700,000.00	8	5,410,159.37	2.08	344	43.65	7.010	631	77.66
700,000.01 - 750,000.00	5	3,677,470.20	1.42	359	42.53	7.525	638	72.71
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	6	$388,356.38	0.15	119	35.56	10.592	581	68.95
121 - 180	25	2,738,983.28	1.05	179	32.55	8.842	611	73.65
181 - 240	33	4,142,270.72	1.59	239	39.54	8.889	615	77.83
241 - 300	5	408,971.08	0.16	299	35.41	10.015	568	74.27
301 - 360	686	252,206,339.06	97.05	359	40.38	7.348	608	76.22
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	49	$21,736,625.75	8.36	354	35.62	5.889	676	75.2
6.000 - 6.499	83	36,211,378.14	13.93	359	38.94	6.284	637	74.1
6.500 - 6.999	169	74,149,128.28	28.53	359	40.27	6.752	627	77.3
7.000 - 7.499	57	24,536,610.95	9.44	351	40.39	7.261	586	75.7
7.500 - 7.999	104	45,644,289.23	17.56	357	41.30	7.729	574	75.9
8.000 - 8.499	20	9,432,550.09	3.63	359	47.25	8.248	577	77.2
8.500 - 8.999	42	19,179,765.53	7.38	359	40.79	8.718	571	77.2
9.000 - 9.499	27	4,919,521.37	1.89	350	41.39	9.258	589	76.1
9.500 - 9.999	101	15,180,944.29	5.84	338	41.44	9.770	573	75.6
10.000 - 10.499	23	2,290,157.90	0.88	309	38.70	10.233	597	78.6
10.500 - 10.999	52	4,447,281.01	1.71	324	39.66	10.770	578	77.5
11.000 - 11.499	10	887,787.94	0.34	325	47.08	11.232	537	77.6
11.500 - 11.999	12	803,900.03	0.31	322	41.15	11.771	540	74.2
12.000 - 12.499	5	400,992.79	0.15	341	38.52	12.153	572	82.9
13.500 - 13.999	1	63,987.22	0.02	359	49.00	13.600	541	80.0
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.2**

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	3	$211,905.01	0.08	359	38.39	9.958	577	20.5
25.01 - 30.00	2	679,267.07	0.26	345	12.59	6.249	700	29.4
30.01 - 35.00	1	59,972.88	0.02	359	29.00	9.900	541	33.3
40.01 - 45.00	8	2,672,013.76	1.03	353	32.26	7.225	619	43.4
45.01 - 50.00	11	2,665,791.57	1.03	349	34.23	7.327	640	47.6
50.01 - 55.00	13	3,283,766.06	1.26	349	41.36	7.136	662	52.3
55.01 - 60.00	30	7,854,403.16	3.02	342	33.90	7.414	575	58.2
60.01 - 65.00	37	13,198,603.16	5.08	356	38.29	7.462	591	63.0
65.01 - 70.00	67	26,554,476.23	10.22	357	39.03	7.359	586	67.6
70.01 - 75.00	139	49,822,038.08	19.17	357	41.79	7.652	584	73.7
75.01 - 80.00	211	72,065,836.09	27.73	353	41.09	7.232	616	78.5
80.01 - 85.00	128	48,494,961.90	18.66	357	40.52	7.210	613	83.4
85.01 - 90.00	94	28,359,844.96	10.91	352	40.53	7.809	638	88.9
90.01 - 95.00	11	3,962,040.59	1.52	357	42.42	6.989	663	93.8
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.2**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	34	$9,705,938.63	3.73	356	42.73	8.802	507	71.44
520 - 539	75	21,283,895.30	8.19	354	41.90	8.400	529	72.27
540 - 559	92	26,651,780.39	10.26	353	41.68	7.914	551	74.26
560 - 579	119	42,250,321.97	16.26	357	40.58	7.664	568	75.96
580 - 599	80	25,888,200.49	9.96	355	41.69	7.529	591	76.84
600 - 619	95	30,267,567.85	11.65	357	40.61	7.208	609	75.28
620 - 639	63	21,430,455.83	8.25	348	38.84	7.142	629	76.75
640 - 659	85	34,639,317.37	13.33	356	39.28	7.008	650	81.27
660 - 679	44	18,753,924.97	7.22	347	36.48	6.696	669	78.36
680 - 699	25	10,767,999.60	4.14	358	39.47	6.606	690	74.63
700 - 719	16	6,993,773.50	2.69	357	36.95	6.400	710	73.22
720 - 739	10	4,006,961.04	1.54	355	45.27	6.632	729	79.05
740 - 759	11	4,664,208.53	1.79	359	38.28	6.506	751	82.34
760 - 779	3	1,295,783.86	0.50	359	43.99	6.326	768	74.82
780 - 799	3	1,284,791.19	0.49	359	37.02	6.320	785	56.76
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	57	$22,668,580.38	8.72	353	13.96	7.023	613	71.84
20.01 - 25.00	30	6,760,396.02	2.60	348	23.43	7.776	619	73.51
25.01 - 30.00	45	14,535,973.41	5.59	347	28.16	7.480	622	76.55
30.01 - 35.00	64	20,845,920.78	8.02	358	32.99	7.443	603	76.76
35.01 - 40.00	110	34,922,601.30	13.44	351	38.31	7.225	616	75.49
40.01 - 45.00	150	55,887,229.56	21.50	356	43.19	7.295	616	76.79
45.01 - 50.00	222	78,956,076.48	30.38	357	48.17	7.370	605	77.66
50.01 - 55.00	77	25,308,142.59	9.74	353	52.90	8.098	576	75.31
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	293	$128,315,783.31	49.37	357	41.15	6.949	613	76.52
New York	78	29,882,958.00	11.50	354	39.11	7.720	610	73.38
Massachusetts	39	17,068,739.62	6.57	359	40.27	7.032	620	74.29
Florida	41	11,012,766.78	4.24	351	41.54	8.064	571	76.21
New Jersey	21	8,328,024.29	3.20	356	42.91	8.087	597	75.35
Texas	68	8,014,271.55	3.08	319	37.53	8.871	610	74.64
Maryland	27	7,940,081.64	3.06	357	40.01	7.874	587	73.09
Illinois	30	6,991,754.89	2.69	351	39.44	8.317	609	77.59
Minnesota	12	4,660,503.59	1.79	353	44.89	7.561	585	77.75
Connecticut	9	4,249,914.49	1.64	359	34.71	7.657	586	75.48
Nevada	9	3,851,852.61	1.48	359	34.26	7.112	612	78.64
Colorado	8	3,154,183.06	1.21	356	33.32	7.022	620	74.34
Pennsylvania	10	2,895,672.44	1.11	359	35.85	7.896	594	74.49
Michigan	8	2,390,957.51	0.92	356	40.17	8.285	562	84.20
Washington	6	2,325,432.03	0.89	359	37.50	7.229	649	87.44
Georgia	8	2,183,079.06	0.84	359	39.61	8.384	597	80.88
Maine	3	1,537,769.40	0.59	359	34.79	7.146	612	82.29
Wisconsin	12	1,407,181.63	0.54	352	41.04	9.691	602	84.94
Tennessee	5	1,301,663.58	0.50	351	32.44	7.690	645	75.02
Alabama	14	1,097,129.19	0.42	269	36.98	10.306	578	75.78
North Carolina	9	1,048,856.44	0.40	324	38.97	9.335	582	78.46
Missouri	3	1,021,883.47	0.39	348	37.65	7.076	676	89.01
Arizona	3	1,004,667.76	0.39	347	48.59	8.692	574	75.20
Utah	2	941,602.01	0.36	356	37.70	8.279	581	79.74
Mississippi	2	918,375.15	0.35	359	39.27	7.935	573	80.59
Rhode Island	2	859,285.68	0.33	359	47.97	6.963	606	72.32

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Iowa	3	$611,518.34	0.24	359	44.59	6.996	650	77.21
Hawaii	1	595,525.74	0.23	359	44.00	7.150	671	75.92
New Hampshire	2	523,413.36	0.20	359	39.85	9.909	531	78.18
South Dakota	1	490,896.48	0.19	359	29.00	6.990	569	85.00
Delaware	2	429,902.89	0.17	340	34.23	7.212	648	87.45
Ohio	2	411,199.54	0.16	358	41.79	6.765	635	80.82
South Carolina	4	408,126.30	0.16	326	40.58	9.963	600	85.55
Idaho	1	385,869.14	0.15	359	24.00	6.050	604	75.00
Oregon	1	379,406.70	0.15	359	49.00	6.500	585	77.50
Oklahoma	5	355,186.99	0.14	358	45.34	10.174	557	80.88
Louisiana	3	309,410.65	0.12	359	47.87	9.937	575	68.51
Arkansas	3	239,797.38	0.09	359	30.00	10.160	597	83.04
Kansas	2	128,324.83	0.05	239	45.45	9.736	684	70.58
Indiana	1	89,136.22	0.03	239	42.00	10.250	722	75.00
Kentucky	1	62,843.05	0.02	179	26.00	9.650	547	68.48
North Dakota	1	59,973.73	0.02	359	50.00	10.050	610	59.50
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OI ('
Owner Occupied	728	$251,616,810.60	96.82	355	40.27	7.388	607	7
Non-Owner Occupied	22	6,487,355.53	2.50	356	37.99	7.719	636	7
Second Home	5	1,780,754.39	0.69	359	48.82	7.541	659	7
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**7**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	491	$167,459,642.50	64.44	354	39.79	7.309	608	76.3
Stated Documentation	146	49,360,329.20	18.99	356	42.79	7.714	616	75.1
Limited Documentation	118	43,064,948.82	16.57	354	39.27	7.378	598	76.9
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.2**

Loan Purpose

PURPOSE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	736	$252,239,114.89	97.06	354	40.31	7.405	607	76.01
Refinance-Debt Consolidation No Cash Out***	17	6,621,068.21	2.55	359	37.78	7.038	631	81.0
Purchase	2	1,024,737.42	0.39	359	45.89	8.009	675	92.6
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.2**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	34	$14,745,014.07	5.67	359	40.21	6.328	736	76.31
7A	31	13,604,039.74	5.23	358	38.72	6.593	693	74.83
6A	40	18,202,957.13	7.00	348	36.70	6.674	669	78.59
5A	78	32,454,133.57	12.49	356	38.82	6.963	650	81.41
4A	43	16,028,523.15	6.17	352	38.09	6.972	632	78.39
3A	71	22,264,936.00	8.57	356	39.48	7.033	613	75.53
2A	200	64,845,203.95	24.95	355	41.49	7.505	582	76.48
A	65	22,801,586.61	8.77	353	39.96	7.674	579	77.54
B	111	32,281,924.15	12.42	354	41.56	8.211	544	72.63
C	73	21,525,066.11	8.28	356	43.80	8.649	536	70.19
D	9	1,131,536.04	0.44	319	36.89	9.600	516	59.15
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

Property Type

PROPERTY TYPE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	687	$237,096,964.28	91.23	355	40.08	7.411	608	76.31
PUD Detached	30	11,553,592.28	4.45	356	42.26	6.968	612	75.31
Two-to-Four Family	17	5,698,726.99	2.19	358	42.64	7.742	604	74.12
Condominium	17	5,266,134.57	2.03	359	42.08	7.233	595	75.95
Manufactured Housing	3	209,530.40	0.08	175	38.22	10.126	583	71.82
Single Family Attached	1	59,972.00	0.02	359	39.00	9.750	555	62.03
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	288	$81,319,707.55	31.29	353	40.35	8.092	601	76.34
12	33	10,155,668.64	3.91	344	36.97	7.274	662	72.68
24	2	868,846.18	0.33	359	38.04	7.436	610	82.10
30	1	389,710.56	0.15	359	50.00	7.500	554	70.91
36	431	167,150,987.59	64.32	356	40.42	7.067	608	76.33
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

Conforming Balance

CONFORMING BALANCE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Conforming	553	$243,569,781.15	93.72	357	40.28	7.205	610	76.22
Conforming	202	16,315,139.37	6.28	316	40.10	10.277	577	75.93
Total:	**755**	**$259,884,920.52**	**100.00**	**355**	**40.27**	**7.398**	**608**	**76.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	43	$19,201,165.65	9.24	353	35.02	5.894	674	75.0
12.000 - 12.499	70	30,360,208.00	14.60	359	40.36	6.273	621	74.6
12.500 - 12.999	128	55,103,895.36	26.50	359	40.44	6.745	608	77.4
13.000 - 13.499	50	21,433,971.60	10.31	353	40.45	7.268	575	75.9
13.500 - 13.999	96	42,092,317.69	20.25	359	41.94	7.736	569	75.4
14.000 - 14.499	19	8,847,926.96	4.26	359	47.86	8.251	574	76.7
14.500 - 14.999	41	18,580,110.74	8.94	359	40.55	8.717	571	77.6
15.000 - 15.499	7	3,318,696.25	1.60	359	41.96	9.190	595	76.8
15.500 - 15.999	18	7,687,827.80	3.70	359	44.13	9.756	557	75.2
16.000 - 16.499	2	755,291.31	0.36	359	40.27	10.236	573	80.4
16.500 - 16.999	1	530,802.24	0.26	359	28.00	10.800	642	90.0
Total:	**475**	**$207,912,213.60**	**100.00**	**358**	**40.68**	**7.266**	**598**	**76.2**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	43	$19,201,165.65	9.24	353	35.02	5.894	674	75.01
6.000 - 6.499	70	30,360,208.00	14.60	359	40.36	6.273	621	74.68
6.500 - 6.999	128	55,103,895.36	26.50	359	40.44	6.745	608	77.43
7.000 - 7.499	50	21,433,971.60	10.31	353	40.45	7.268	575	75.95
7.500 - 7.999	96	42,092,317.69	20.25	359	41.94	7.736	569	75.47
8.000 - 8.499	19	8,847,926.96	4.26	359	47.86	8.251	574	76.79
8.500 - 8.999	41	18,580,110.74	8.94	359	40.55	8.717	571	77.67
9.000 - 9.499	7	3,318,696.25	1.60	359	41.96	9.190	595	76.88
9.500 - 9.999	18	7,687,827.80	3.70	359	44.13	9.756	557	75.21
10.000 - 10.499	2	755,291.31	0.36	359	40.27	10.236	573	80.46
10.500 - 10.999	1	530,802.24	0.26	359	28.00	10.800	642	90.00
Total:	**475**	**$207,912,213.60**	**100.00**	**358**	**40.68**	**7.266**	**598**	**76.20**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	1	$435,605.85	0.21	359	49.00	6.500	646	80.74
4.000 - 4.249	1	356,748.03	0.17	359	49.00	7.750	609	85.00
4.250 - 4.499	1	441,665.35	0.21	359	41.00	7.400	568	73.67
4.500 - 4.749	4	1,728,343.54	0.83	359	45.40	6.237	711	72.15
4.750 - 4.999	13	5,349,204.19	2.57	359	41.16	6.513	723	75.55
5.000 - 5.249	15	7,083,525.89	3.41	359	44.56	6.396	684	79.75
5.250 - 5.499	21	10,178,058.48	4.90	348	33.05	6.256	665	75.74
5.500 - 5.749	59	26,455,010.56	12.72	359	38.22	6.887	648	81.46
5.750 - 5.999	44	18,897,899.95	9.09	359	40.38	6.815	615	77.57
6.000 - 6.249	172	75,326,693.32	36.23	358	41.15	7.215	588	76.23
6.250 - 6.499	41	17,484,586.36	8.41	357	40.58	7.644	573	78.20
6.500 - 6.749	64	27,829,370.67	13.39	359	41.37	7.910	543	72.34
6.750 - 6.999	39	16,345,501.41	7.86	359	43.84	8.495	530	69.58
Total:	**475**	**$207,912,213.60**	**100.00**	**358**	**40.68**	**7.266**	**598**	**76.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
April 2006	3	$1,154,892.74	0.56	354	49.12	7.469	526	77.77
May 2006	1	378,014.90	0.18	355	26.00	5.800	616	81.72
June 2006	1	450,772.19	0.22	356	31.00	7.990	524	80.00
July 2006	2	690,618.82	0.33	357	25.92	7.252	589	89.83
August 2006	10	4,094,656.08	1.97	358	40.37	7.349	579	70.96
September 2006	455	199,859,258.87	96.13	358	40.74	7.271	598	76.20
October 2006	3	1,284,000.00	0.62	360	41.65	6.215	670	82.05
Total:	**475**	**$207,912,213.60**	**100.00**	**358**	**40.68**	**7.266**	**598**	**76.20**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	475	$207,912,213.60	100.00	358	40.68	7.266	598	76.20
Total:	**475**	**$207,912,213.60**	**100.00**	**358**	**40.68**	**7.266**	**598**	**76.20**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF INITIAL MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	475	$207,912,213.60	100.00	358	40.68	7.266	598	76.20
Total:	**475**	**$207,912,213.60**	**100.00**	**358**	**40.68**	**7.266**	**598**	**76.20**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R10

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking

Nita Cherry	212-250-7773
Ryan Stark	212-250-8473
Elton Wells	212-250-5225
Brian Haklisch	212-250-8745

ABS Structuring

Bill Yeung	212-250-6893

ABS Collateral

Steve Lumer	212-250-0115
Erica Pak	212-250-2247
Chris Sudol	212-250-0507

Rating Agencies

Standard & Poor's

Linda Wu	212-438-1567

Moody's

Dhruv Mohindra	212-553-4143

Fitch

Elinor Chan	212-908-0264